Exhibit 2.1
[Schedules to the Stock Purchase Agreement have been omitted.
The Registrant undertakes to furnish supplementally a copy of the omitted schedules to the
Commission upon request.]
STOCK PURCHASE AGREEMENT
among
HORSEHEAD HOLDING CORP.,
as the Buyer
and
VALE INCO AMERICAS INC.,
as the Seller
and
solely for the purposes of Section 11.17 hereof
VALE INCO LIMITED
as the Parent
Dated as of December 2, 2009

TABLE OF CONTENTS

ARTICLE I SALE AND PURCHASE OF SHARES	1
1.1 Sale and Purchase of Shares	1
1.2 Closing	1
1.3 Purchase Price Adjustment	2
1.4 Adjustment and Payment	3
ARTICLE II DEFINITIONS	4
2.1 Specific Definitions	4
2.2 Other Definitional Provisions	10
ARTICLE III REPRESENTATIONS AND WARRANTIES AS TO THE SELLER	11
3.1 Parent and Seller’s Corporate Status	11
3.2 Authorization, etc	11
3.3 Conflicts, Consents, Subsequent Actions	11
3.4 Title to Shares and Capitalization	12
3.5 Litigation	12
3.6 Brokers and Finders	12
ARTICLE IV REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY	12
4.1 Corporate Status, etc	12
4.2 Capitalization	13
4.3 Conflicts, Consents, Subsequent Actions	13
4.4 Financial Statements	14
4.5 Absence of Undisclosed Liabilities	14
4.6 Events Subsequent to Latest Financial Statements	14
4.7 Taxes	15
4.8 Litigation	17
4.9 Compliance with Laws	17
4.10 Employee Benefits	17
4.11 Permits	19
4.12 Owned Real Property	19
4.13 Leases	19
4.14 Personal Property	19
4.15 Intellectual Property	20
4.16 Contracts	20
4.17 Insurance	22
4.18 Environmental Matters	22
4.19 Labor Matters	24
4.20 Intercompany Accounts	24
4.21 Brokers and Finders	24
4.22 Financial Controls	24
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BUYER	25
5.1 Buyer’s Corporate Status	25
5.2 Authorization, etc	25

- i -

5.3 Conflicts, Consents	25
5.4 Litigation	26
5.5 Purchase for Investment	26
5.6 Financing	26
5.7 Solvency	26
5.8 Brokers and Finders	26
5.9 Insurance	26
ARTICLE VI COVENANTS	26
6.1 Conduct of the Company	26
6.2 Efforts to Consummate Transaction	27
6.3 Access and Information	27
6.4 Non-Solicitation	27
6.5 Contact with Customers and Suppliers, etc	28
6.6 Publicity	28
6.7 Employee Matters	28
6.8 Post-Retirement Benefits	29
6.9 Settlement of Certain Affiliate Transactions	29
6.10 Insurance	30
6.11 Financial Assurance	31
6.12 Certain Liability Insurance	32
6.13 Supply Agreement	32
ARTICLE VII CONDITIONS TO CLOSING	32
7.1 Conditions to the Obligation of the Seller and Buyer	32
7.2 Conditions to the Obligation of the Buyer	32
7.3 Conditions to the Obligation of the Seller	33
ARTICLE VIII INDEMNIFICATION	34
8.1 Survival of Representations and Warranties	34
8.2 Indemnification by the Seller	34
8.3 Indemnification by the Buyer	35
8.4 Third Party Claims	35
8.5 Limitations on Indemnification Obligations	36
8.6 Other Limitations on Environmental Indemnification	37
8.7 Treatment of Indemnification Payments	39
8.8 Subrogation	39
8.9 Exclusive Remedy	39
ARTICLE IX TAX MATTERS	39
9.1 Tax Indemnification	39
9.2 Straddle Periods	40
9.3 Tax Audits; Tax Contests	40
9.4 Filing of Tax Returns	40
9.5 Tax Refunds	41
9.6 Transfer Taxes	42
9.7 Post-Closing Actions	42

- ii -

9.8 Post-Closing Transactions Not in the Ordinary Course	42
9.9 Post-Closing Elections	42
9.10 Coordination	42
ARTICLE X TERMINATION	42
10.1 Termination	42
10.2 Effect of Termination	43
ARTICLE XI GENERAL PROVISIONS	43
11.1 Expenses	43
11.2 Further Actions; Transition	44
11.3 Post-Closing Access	44
11.4 Certain Limitations	44
11.5 Notices	45
11.6 Assignment; Successors	46
11.7 Amendment; Waivers, etc	46
11.8 Entire Agreement	47
11.9 Knowledge; Interpretation	47
11.10 Severability	47
11.11 Headings	47
11.12 Counterparts	48
11.13 No Third Party Beneficiaries	48
11.14 Governing Law	48
11.15 Consent to Jurisdiction, etc	48
11.16 Waiver of Punitive and Other Damages and Jury Trial	48
11.17 Parent Guarantee	49

EXHIBIT A Sample Calculation of Closing Net Working Capital

EXHIBIT B Supply Agreement Term Sheet

SCHEDULES TO DISCLOSURE LETTER

Schedule 3.3(a) No Conflicts
Schedule 3.3(b) Consents
Schedule 4.1(d) No Other Name
Schedule 4.2(c) Equity Interests
Schedule 4.3(a) Conflicts
Schedule 4.3(b) Consents
Schedule 4.6 Events Subsequent to Latest Financial Statements
Schedule 4.7 Taxes
Schedule 4.8 Litigation
Schedule 4.9 Compliance with Laws
Schedule 4.10(a) Employee Benefit Plans
Schedule 4.10(b) No Litigation with Respect to Plans
Schedule 4.11 Permits; Applications
Schedule 4.12(a) Owned Real Property

- iii -

Schedule 4.12(b) Liens
Schedule 4.12(c) Options or Rights of First Refusal with Respect to Owned Real Property
Schedule 4.14 Right to Assets
Schedule 4.15(a) Intellectual Property
Schedule 4.15(b) Licenses
Schedule 4.16 Contracts
Schedule 4.17 Insurance Policies
Schedule 4.18 Environmental Matters
Schedule 4.19 Labor Matters
Schedule 4.20 Intercompany Accounts
Schedule 5.3(a) Conflicts
Schedule 6.1 Conduct of the Company
Schedule 6.10 Buyer Insurance Policy Access
Schedule 7.2(e) Customary Closing Documents
Schedule 11.9 Knowledge

- iv -

     STOCK PURCHASE AGREEMENT (the “Agreement”), dated as of December 2, 2009, among Horsehead Holding Corp., a Delaware corporation (the “Buyer”), Vale Inco Americas Inc., a Delaware corporation (the “Seller”) and, for the purposes of Section 11.17, Vale Inco Limited, a Canadian federal corporation (the “Parent”). Capitalized terms used in this Agreement are defined in Section 2.1.
W I T N E S S E T H
     WHEREAS, the Seller owns all of the issued and outstanding capital stock of The International Metals Reclamation Company Inc., a Delaware corporation (the “Company”), which consists of 500 shares of common stock, par value $1.00 per share (the “Shares”);
     WHEREAS, the Seller is a direct wholly-owned subsidiary of the Parent, and the Parent and the Seller desire the Seller to sell all of the Shares to the Buyer, and the Buyer wishes to purchase such Shares from the Seller; and
     NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived therefrom, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
SALE AND PURCHASE OF SHARES
1.1	Sale and Purchase of Shares. Subject to the terms and conditions set forth herein, at the Closing, the Seller will sell to the Buyer, and the Buyer will purchase from the Seller, the Shares. The aggregate purchase price to be paid by the Buyer for the Shares is (i) $34,000,000 in cash, subject to adjustment pursuant to Sections 1.3 and 1.4, and (ii) the assumption by the Buyer (or its Affiliate) of the financial assurance requirements of the PA DEP (as defined below) in accordance with Section 6.11(the “Initial Purchase Price”), provided that if the PA DEP determines, in connection with its official approval (not Provisional Approval) of the replacement Financial Assurance Documents, that the amount of financial assurance that the Buyer is required to provide to replace the Bond Documents pursuant to Section 6.11 (x) exceeds $8.55 million, then the cash portion of the purchase price as stated in (i) above shall be reduced dollar-for-dollar for such excess amount, and (y) is less than $8.55 million, then the cash portion of the purchase price as stated in (i) above shall be increased dollar-for-dollar for such reduction (as so adjusted, the “Final Purchase Price”). For the avoidance of doubt, if the increase or decrease in financial assurance contemplated in the foregoing sentence occurs after the Closing, the Buyer or Seller, as applicable, shall immediately pay the other an amount equal to such excess or reduction, as applicable, by wire transfer of immediately available funds.

1.2	Closing. The closing of the sale and purchase of the Shares (the “Closing”) will take place at the offices of Osler, Hoskin & Harcourt LLP, 620 Eighth Avenue, New York, New York, at 10:00 a.m. on December 31, 2009, or, if such conditions have not been satisfied or waived by such date, five business days after all such conditions have been satisfied or waived or such other time as the Buyer and the Seller may agree in writing (the “Closing Date”). At the Closing:

(a)	the Seller will deliver to the Buyer, free and clear of all Liens, other than Liens created by the Buyer, certificates representing all of the Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps; and

(b)	the Buyer will deliver the cash portion of the Initial Purchase Price to the Seller by wire transfer of immediately available funds to an account previously designated by the Seller.
1.3	Purchase Price Adjustment.
(a)	Delivery of Closing Balance Sheet. As promptly as practicable, but no later than 45 days after the Closing Date, the Seller will prepare or cause to be prepared, with the assistance of its accountants (the “Seller Accountants”), if desired, and will deliver to the Buyer an unaudited balance sheet of the Company as of the close of business on the Closing Date (the “Closing Balance Sheet”) and a schedule setting forth the calculation of the Closing Net Working Capital (in accordance with the sample calculation of Closing Net Working Capital noted on Exhibit A attached hereto). The Closing Balance Sheet shall give effect to the settlement of intercompany accounts and other transactions contemplated by Section 6.9 and shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) and in a manner that is consistent with the Financial Statements; provided, however, that if the Closing Balance Sheet cannot be prepared both in accordance with GAAP and in a manner that is consistent with the Financial Statements, compliance with GAAP shall be given priority.

(b)	Buyer Review of the Closing Balance Sheet. The Buyer shall have 30 Business Days from the date of delivery to the Buyer of the Closing Balance Sheet to complete its review thereof (the “Review Period”). The Buyer and its accountants shall be provided with reasonable access to the work papers of the Seller Accountants in connection with such review. If the Buyer disagrees with any item or amount shown or reflected on the Closing Balance Sheet or with the calculation of the Closing Net Working Capital, the Buyer may, on or prior to the last day of the Review Period, deliver a written notice to the Seller setting forth, in reasonable detail, each disputed item or amount and the basis for the Buyer’s disagreement therewith, together with supporting calculations (the “Dispute Notice”). The Dispute Notice shall set forth the Buyer’s calculation of the Closing Net Working Capital. If no Dispute Notice is received by the Seller on or prior to 2 p.m. Eastern Standard Time on the last day of the Review Period, the Closing Balance Sheet and the Closing Net Working Capital set forth thereon shall be deemed accepted by the Buyer.

(c)	The Independent Accountants. If a timely Dispute Notice is delivered pursuant to this Section 1.3, the Seller and the Buyer shall, during the 15 days following such delivery, use their reasonable efforts to reach agreement on the disputed items or amounts to determine, as may be required, the Closing Net Working Capital. If at the end of such period the Seller and the Buyer are unable to reach agreement, they shall promptly cause BDO Seidman LLP (the “Independent Accountants”), to conduct such review of the Closing Balance Sheet, any related work papers of the Seller’s Accountants and the Dispute Notice, and any supporting documentation, and to hear such presentations by the parties, in each case as the Independent Accountants in their sole discretion deem necessary.
(d)	The Adjustment Report. The Independent Accountants shall, as promptly as practicable and in no event later than 30 days following the date of their retention, deliver to the Seller and the Buyer a report (the “Adjustment Report”), in which the Independent Accountants shall, after considering all matters (but only such matters) set forth in the Dispute Notice and the materials described in Section 1.3(b), determine what adjustments, if any, should be made to the Closing Balance Sheet in order for it to comply with this Section 1.3 and on that basis determine the appropriate Closing Net Working Capital. The Adjustment Report shall set forth, in reasonable detail, the Independent Accountants’ determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to the Closing Balance Sheet and the Closing Net Working Capital, together with supporting calculations. The Buyer and Seller shall each pay 50% of the fees and expenses of the Independent Accountant incurred in connection with the matters referred to in this Section 1.3; otherwise all such expenses shall be paid by the Buyer. The Adjustment Report shall be final and binding upon the Seller and the Buyer, and shall be deemed a final arbitration award that is enforceable pursuant to the terms of the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq.

(e)	Notwithstanding anything in this Agreement to the contrary, any matter that is the subject of an adjustment, or claimed adjustment, to the Initial Purchase Price pursuant to this Section 1.3, may not be asserted by the Buyer as an alleged misrepresentation or breach of any warranty or covenant in this Agreement to the extent any such claim would be duplicative.
1.4	Adjustment and Payment.
(a)	If Closing Net Working Capital exceeds Base Net Working Capital, the Buyer shall pay the amount of such excess to the Seller. If Base Net Working Capital exceeds Closing Net Working Capital, the Seller will pay the amount of such excess to the Buyer.

(b)	Any payment pursuant to this Section 1.4 shall be made by wire transfer of immediately available funds to the account specified by the Seller or Buyer, as applicable, within ten Business Days after the Closing Net Working Capital has been determined pursuant to Section 1.3. The amount of any such payment shall also include interest on the amount of such excess from and including the Closing Date through but excluding the date on which such amount is paid at a rate per annum equal to the average over such period of the Federal funds discount rate as published in The Wall Street Journal.
ARTICLE II
DEFINITIONS
2.1	Specific Definitions. As used in this Agreement and the Schedules hereto, the following terms have the following meanings:
     Acquisition Proposal: the meaning set forth in 6.4.
     Adjustment Report: the meaning set forth in Section 1.3(d).
     Affiliate: with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.
     Affiliate Transaction: any transaction between the Seller or any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand.
     Agreement: this Stock Purchase Agreement, including the Schedules hereto.
     Assets: the meaning set forth in Section 4.14(a).
     Base Net Working Capital: shall mean $9,146,000.00.
     Bond Agreement: the Collateral Bond Agreement, dated December 31, 2007, between Vale Inco Limited and the Commonwealth of Pennsylvania, Department of Environmental Protection.
     Bond Documents: the meaning set forth in Section 6.11(a)
     Business Day: any day other than a Saturday or Sunday or any day on which the banking institutions in New York City are required to close.
     Buyer: the meaning set forth in the preamble.
     Buyer’s Financial Advisor: the meaning set forth in Section 5.8.
     Certificate of Insurance: the meaning set forth in Section 6.12.
     Closing: the meaning set forth in Section 1.2.
     Closing Date: the meaning set forth in Section 1.2.
     Closing Balance Sheet: the meaning set forth in Section 1.3(a)(i).

     Closing Current Assets: the current assets of the Company as shown on the Closing Balance Sheet, as such may be modified by the Adjustment Report, excluding Tax assets.
     Closing Current Liabilities: the current liabilities of the Company, as shown on the Closing Balance Sheet, as such may be modified by the Adjustment Report, excluding Tax liabilities.
     Closing Net Working Capital: an amount equal to Closing Current Assets less Closing Current Liabilities.
     Code: the Internal Revenue Code of 1986, as amended.
     Company: the meaning set forth in the recitals.
     Confidentiality Agreement: the meaning set forth in Section 6.3.
     Consent: any consent, approval, authorization, order, filing, registration or qualification of or with any Person.
     Consultant: a nationally recognized independent third party environmental consultant.
     Contracts: the meaning set forth in Section 4.16.
     Current Employees: all persons employed by the Company on the day immediately prior to the Closing Date, including any persons on disability, medical leave or other authorized leave of absence.
     Customer Demand Expansion Project: the project that may be commenced by the Company after the date hereof to expand its existing production capacity and that is built on land that is contiguous with the Company’s main building plant, which houses its remelt alloy operations.
     Deductible Amount: the meaning set forth in Section 8.5(a).
     Dispute Notice: the meaning set forth in Section 1.3(b).
     Employees: the Current Employees and the Former Employees, including, in each case, their beneficiaries and survivors.
     Environmental Law: any federal, state, or local law, statute, ordinance, rule, code, regulation, order, ruling, judgment, decree or requirement under common law regulating (a) the manufacture, transport, use, treatment, storage, disposal, release or threatened release of Hazardous Substances, or (b) the protection of the environment (including, without limitation, natural resources, air, and surface or subsurface land or waters), public health and safety or worker health and safety including, without limitation, the Occupational Safety and Health Act (89 U.S.C. § 651), the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et. seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean

Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substance Control Act (15 U.S.C. § 2601 et seq.), the Emergency Planning and Community Right to Know Act of 1986 (42 U.S.C. § 11001 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.) and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.).
     Environmental Indemnification Period: the period commencing on the Closing Date and ending on the fourth anniversary of the Closing Date.
     Environmental Permits: licenses, permits, authorizations and approvals required under Environmental Law.
     ERISA: the Employee Retirement Income Security Act of 1974, as amended.
     ERISA Affiliate: the meaning set forth in Section 4.10(d).
     Expansion Projects: the Customer Demand Expansion Project and the Rail-Spur Project.
     Federal Arbitration Act: the meaning set forth in Section 1.3(c).
     Final Purchase Price: the meaning set forth in Section 1.1.
     Financial Assurance Documents: the meaning set forth in Section 6.11
     Financial Statements: the meaning set forth in Section 4.4.
     Financing: the meaning set forth in Section 5.6.
     Former Employees: any person who was employed by the Company at any time prior to the Closing Date who is not a Current Employee, including their respective survivors and beneficiaries to the extent that they have any rights or interests in any benefits under any Plans applicable to any Former Employee.
     GAAP: the meaning set forth in Section 1.3(a)(i).
     Governmental Entity: any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign.
     Hazardous Substance: any chemical, material, waste or substance that is: listed, classified or regulated pursuant to any Environmental Law, including, without limitation, chemicals, materials, wastes or substances designated as hazardous substances, pollutants, or contaminants, petroleum (including crude oil or any fractions thereof), petroleum products (including fuel oil and gasoline), waste oil, used oil, toxic chemicals, extremely hazardous substances, hazardous chemicals, hazardous materials, asbestos or polychlorinated biphenyl.
     Indemnitee: the meaning set forth in Section 8.4(a).
     Indemnitor: the meaning set forth in Section 8.4(a).

     Independent Accountants: the meaning set forth in Section 1.3(c).
     Initial Purchase Price: the meaning set forth in Section 1.1.
     Intellectual Property: the meaning set forth in Section 4.15(a).
     IRS: the U.S. Internal Revenue Service.
     Leased Real Property: all real property interests leased by the Company.
     Leases: the meaning set forth in Section 4.13.
     Letter of Credit: the Letter of Credit established by Citibank N.A. for the account of Parent in favor of the PA DEP, effective December 31, 2007.
     Licenses: the meaning set forth in Section 4.15(b).
     Lien: any mortgage, pledge, deed of trust, hypothecation, security interest, encumbrance, charge in the nature of a lien or a security interest, lease, sublease, title retention agreement, option, easement, right of way, declared encroachment or other similar adverse claim.
     Losses: the meaning set forth in Section 8.2.
     Material Adverse Effect: any change or effect that either individually or in the aggregate, together with all other adverse change or effects, results in a Loss to the business, financial condition or results of operations of the Company taken as a whole that exceeds $250,000, other than any change or effect that results or arises from or relates to, directly or indirectly, (i) changes in (A) general economic or political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism or escalations of any of the foregoing to the extent in existence on the date hereof), financial, securities or other market conditions or prevailing interest or exchange rates, (B) the industry or markets in which the Company operates, (C) laws, regulations or accounting standards, principles or interpretations, (ii) natural disasters, (iii) any failure by the Company to meet its internal budgets, plans or forecasts of its financial performance (but, in each case, not the underlying cause of such failure), or (iv) the announcement of this Agreement or the consummation of the transactions contemplated hereby.
     Organizational Documents: with respect to any corporation, its articles or certificate of incorporation or memorandum and articles of association and bylaws, and with respect to any limited liability company, its limited liability company agreement and certificate of formation.
     Outside Closing Date: the meaning set forth in Section 10.1(b).
     Owned Real Property: the meaning set forth in Section 4.12(a).
     PA DEP: the meaning set forth in Section 6.11(a).
     PA DEP Insurance: the meaning set forth in Section 6.12.
     Parent: the meaning set forth in the preamble.

     Parent Insurance: the Parent’s PA DEP Insurance as of the date hereof.
     Party: means the Buyer, the Parent or the Seller.
     PCB Equipment: as defined in 40 C.F.R. Part 761.
     Pension Plan: the meaning set forth in Section 4.10(b).
     Permits: the meaning set forth in Section 4.11.
     Permitted Liens: the meaning set forth in Section 4.12(b).
     Person: any natural person, firm, partnership, association, corporation, limited liability company, trust, business trust, Governmental Entity or unincorporated organization.
     Plans: the meaning set forth in Section 4.10(a).
     Pre-Closing Tax Period: the meaning set forth in Section 9.1(a).
     Provisional Approval: the meaning set forth in Section 6.11(a).
     Rail-Spur Project: the project that may be commenced by the Company after the date hereof to construct a railroad spur across the Owned Real Property, provided that such project shall not involve excavation, construction, or construction-related activity of any type at a depth that exceeds one feet.
     Real Property: collectively, the Owned Real Property and the Leased Real Property.
     Remedial Work: any investigation, study, assessment, testing, public notification, reporting, monitoring, cleanup, containment, remediation, corrective action, removal, storage, restoration, or other activities with respect to the presence, release or threatened release of Hazardous Substances in the environment required by or taken pursuant to Environmental Law.
     Remediation Committee: the meaning set forth in Section 8.6(d).
     Remediation Costs: all reasonable costs and expenses relating to activities or actions to conduct Remedial Work, including costs and expenses payable (a) in connection with legal, engineering or other related services, (b) for investigation, testing, sampling, feasibility analyses, the design and operation of remediation systems and demobilization costs, and monitoring, (c) for boring, excavation or construction, (d) for removal, modification or replacement of equipment or facilities, (e) for labor and material, and (f) for proper storage, treatment and disposal of Hazardous Substances.
     Remediation Notice: the meaning set forth in Section 8.6(c).
     Remediation Plan: a plan to identify, delineate and remediate, control or otherwise address (in accordance with the requirements of all Environmental Laws, any applicable Governmental Entities and the provisions of this agreement) any Hazardous Substances:

(a)	present at the Owned Real Property and at any adjoining or neighbouring property which migrated from the Owned Real Property; and

(b)	that require remediation under Environmental Laws at a standard consistent with the use of the Owned Real Property as at the Closing Date or consistent with the use of the adjoining or neighboring property.
     Remediation Report: the report prepared by the Consultant retained by the Remediation Committee to be delivered after the completion of the Remedial Work containing a description of the Remedial Work undertaken, including copies of all relevant test data.
     Retirement Plan: Retirement Plan of Vale Inco Limited and United States Affiliates, dated January 1, 1985, as amended June 19, 2009.
     Review Period: the meaning set forth in Section 1.3(b).
     Schedule 6.10 Policies: the meaning set forth in Section 6.10(a).
     Seller: the meaning set forth in the preamble.
     Seller Accountants: the meaning set forth in Section 1.3(a)(i).
     Seller Entities: the meaning set forth in Section 6.9.
     Seller Indemnity Cap: (i) for the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, $10,000,000, (ii) for the period commencing on the day after such first anniversary and ending on the second anniversary of the Closing Date, $8,000,000, (iii) for the period commencing on the day after such second anniversary and ending on the third anniversary of the Closing Date, $6,000,000; and for the period commencing on the day after such third anniversary and ending on the fourth anniversary of the Closing Date, $3,000,000, provided that if an indemnification claim is properly asserted during any of the foregoing periods, the maximum amount payable to the Buyer with respect to such indemnification claim (together with all other amounts paid to the Buyer in respect of indemnification claims properly asserted during the same period) shall not exceed the Seller Indemnity Cap for such period, and provided further, that notwithstanding the foregoing, or anything in this Agreement to the contrary, and excluding Losses arising out of or resulting from fraud by the Seller or the Parent, or any breach of the representations and warranties contained in Sections 3.2, 3.4 or 4.2, for which there shall be no limitation, the aggregate amount payable to the Buyer with respect to claims under Section 8.2(a) shall not exceed $10,000,000.
     Seller’s Financial Advisor: the meaning set forth in Section 3.6.
     Shares: the meaning set forth in the recitals.
     Straddle Period: the meaning set forth in Section 9.2.
     Subsidiary: with respect to any Person (the “Owner”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the Owner or by one or more of its respective Subsidiaries or by the Owner and any one or more of its respective Subsidiaries.
     Tax: (i) any federal, state, provincial, local or foreign income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, assessment or other governmental charge; and (ii) any interest, penalties or additions to Tax imposed by any Taxing Authority in connection with any item described in clause (i).
     Tax Claim: the meaning set forth in Section 9.3.
     Tax Return: any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, that relates to the Company, including any consolidated, combined, unitary, aggregate or similar Tax Returns for any group of entities of which the Company is or has been a member for Tax purposes.
     Taxing Authority: the IRS and any other Governmental Entity responsible for the administration of any Tax.
     Third Party Claims: the meaning set forth in Section 8.4(b).
     Transaction Expenses: the meaning set forth in Section 11.1.
     Treasury Regulations: the U.S. Treasury Regulations promulgated under the Code.
2.2	Other Definitional Provisions.
(a)	The words “hereof’, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)	Terms defined in the singular have the same meaning when used in the plural, and vice versa.

(c)	References to “Sections,” and “Exhibits” refer to Sections of, and Exhibits to, this Agreement, unless otherwise specified.

(d)	References to “Schedules” refer to Schedules to the Disclosure Letter, dated the date hereof, between the Buyer and the Seller.

ARTICLE III
REPRESENTATIONS AND WARRANTIES AS TO THE SELLER
The Seller represents and warrants to the Buyer as follows:
3.1	Parent and Seller’s Corporate Status. The Parent is a corporation duly incorporated, validly existing and in good standing under the federal laws of Canada. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

3.2	Authorization, etc. The Parent and the Seller have all requisite corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery by the Parent and the Seller of this Agreement, and the consummation by the Parent and the Seller of the transactions contemplated hereby, have been duly authorized by the Board of Directors of the Parent and the Seller. This Agreement has been duly executed and delivered by the Parent and the Seller and constitutes the legal, valid and binding obligations of the Parent and the Seller enforceable against the Parent and the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency or similar laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether considered at law or in equity).

3.3	Conflicts, Consents, Subsequent Actions.
(a)	Except as set forth in Schedule 3.3(a), the execution and delivery of this Agreement by the Parent and the Seller, and the consummation by the Parent and the Seller of the transactions contemplated hereby, do not and will not conflict with or result in any violation of or default under (or constitute any event that, with notice or lapse of time or both, would constitute a default under), or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, any provision of: (i) the Organizational Documents of Parent or Seller, or (ii) any mortgage, indenture, loan agreement, note, or other agreement for the borrowing of money or the obtaining of credit to which the Parent or the Seller is a party or by which the Parent, the Seller or the Shares owned by the Seller may be bound, or any judgment, order, decree, law, statute, rule or regulation applicable to the Parent, the Seller or the Shares to be sold by the Seller, other than any conflicts, violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Parent’s or the Seller’s ability to consummate the transactions contemplated by this Agreement.

(b)	Consents. Except (i) as set forth in Schedule 3.3(b) and (ii) for any Consents where the failure to obtain such Consents, either in any individual case or in the aggregate, would not reasonably be expected to have a material adverse effect on the Seller’s ability to consummate the transactions contemplated by this Agreement, no Consent of or with any Governmental Entity or third Person is required to be obtained or made by the Parent or the Seller in connection with the execution and delivery by the Parent and the Seller of this Agreement or consummation by the Parent and the Seller of the transactions contemplated herein.
3.4	Title to Shares and Capitalization. The Seller owns the Shares beneficially and of record, free and clear of any Liens. Upon the delivery of and payment for the Shares at the Closing as provided in this Agreement, the Seller will transfer to the Buyer good and valid title to the Shares, free and clear of any Lien other than Liens created by the Buyer.

3.5	Litigation. There is no judicial or administrative action, claim, suit or proceeding pending or, to the Seller’s knowledge, threatened against the Seller, and there is no investigation pending or, to the Seller’s knowledge, threatened against the Seller, in each case, before any Governmental Entity, that would reasonably be expected to have a material adverse effect on the Seller’s ability to consummate the transactions contemplated by this Agreement.

3.6	Brokers and Finders. Except for RBC Dominion Securities Inc., (the “Seller’s Financial Advisor”), the Parent and the Seller have employed no broker or finder in connection with the transactions contemplated herein so as to give rise to any claim against the Buyer for any brokerage or finder’s commission, fee or similar compensation.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY
The Seller represents and warrants to the Buyer as follows:
4.1	Corporate Status, etc.
(a)	Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted.

(b)	Qualification. The Company is duly qualified to do business and in good standing as a foreign corporation in all jurisdictions in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Company.

(c)	Organizational Documents. The Company has made available to the Buyer complete and correct copies of the Organizational Documents of the Company, as in effect on the date hereof.

(d)	No Other Name. The Company has not conducted business under or otherwise used, for any purpose or in any jurisdiction, any other legal, fictitious, assumed or trade name other than that listed in Schedule 4.1(d).

(e)	Books and Records. The books and records of the Company are complete and correct in all material respects.
4.2	Capitalization.
(a)	The Company. The capital stock of the Company consists of 500 shares of common stock, par value $1.00 per share. The Shares constitute all of the issued and outstanding capital stock of the Company, have been duly authorized and validly issued and are fully paid and non-assessable.

(b)	Agreements with Respect to Shares. There are no (i) pre-emptive or similar rights on the part of any holders of any class of securities of the Company; (ii) outstanding subscriptions, options, warrants, conversion, exchange or other rights, agreements or commitments of any kind obligating the Company to issue or sell, or cause to be issued and sold, any shares of capital stock or any securities convertible into or exchangeable for any such shares; (iii) stockholder agreements or voting trusts to which the Company is a party relating to the voting, purchase, redemption or other acquisition of any shares of capital stock of the Company; (iv) outstanding stock appreciation rights, phantom stock, profit participation or other similar rights with respect to the Shares or (v) outstanding dividends, whether current or accumulated, due or payable on any of the shares of capital stock of the Company.

(c)	Equity Interests. The Company has no Subsidiaries and does not own any capital stock of or other equity securities or interests in any other Person. Except as set forth in Schedule 4.2(c), the Company is not party to any stockholder agreements, voting trusts or other agreements or understandings relating to the voting, purchase, redemption or other acquisition of any shares of capital stock or equity interests in any other Person.
4.3	Conflicts, Consents, Subsequent Actions.
(a)	Conflicts. The execution and delivery of this Agreement by the Seller, and the consummation by the Seller of the transactions contemplated hereby, will not conflict with or result in any violation of or default under (or be an event that, with notice or lapse of time or both, would constitute a default under), or give rise to a right of termination, cancellation or acceleration under any provision of (i) the Organizational Documents of the Company, or (ii) any Contract, or any judgment, order, decree, law, statute, rule or regulation applicable to the Company, other than, in the case of this clause (ii), any conflicts, violations, defaults or rights that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)	Consents. Except (i) as set forth in Schedule 4.3(b) and (ii) for any Consents where the failure to obtain such Consents (either in any individual case or in the aggregate) would not reasonably be expected to have a Material Adverse Effect, no Consent of or with any Governmental Entity or third Person is required to be obtained by the Company in connection with the execution and delivery of this Agreement by the Sellers or the consummation by the Seller of the transactions contemplated hereby.
4.4	Financial Statements. The Seller has delivered to the Buyer complete and correct copies of the audited balance sheet, and the related statements of earnings, retained earnings and comprehensive earnings and cash flows of the Company for the year ending December 31, 2008 (collectively, the “Financial Statements”) and unaudited Financial Statements for the period from January 1, 2009 through September 30, 2009. The Financial Statements have been prepared in accordance with GAAP and present fairly in all material respects the financial condition, the results of operations and cash flows of the Company as of the date and for the period indicated.

4.5	Absence of Undisclosed Liabilities. Except for liabilities (i) reflected or reserved against in the Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2008 or (iii) reflected in the Schedules hereto, the Company has no material liabilities that would be required to be reflected on a balance sheet prepared in accordance with GAAP.

4.6	Events Subsequent to Latest Financial Statements. Except as set forth in Schedule 4.6, since December 31, 2008, other than in connection with the transactions contemplated by this Agreement, (including settling Affiliate Transactions as contemplated in Section 6.9), the Company has (i) not suffered any Material Adverse Effect and (ii) conducted the business in the ordinary course, and the Company has not:
(i)	except as required by GAAP or required by a change in applicable law, statute, rule or regulation, made any material change in its accounting principles or the methods by which such principles are applied for financial accounting purposes;

(ii)	amended its Organizational Documents;

(iii)	sold, leased or otherwise disposed of any of its material assets having a value in excess of $100,000 in any individual case or $200,000 in the aggregate, other than in the ordinary course of business;

(iv)	suffered any material loss to assets that has not been repaired or replaced;

(v)	incurred any long-term indebtedness for borrowed money, or entered into any guaranty in excess of $100,000 in the aggregate, other than indebtedness incurred in the ordinary course of business;

(vi)	purchased or redeemed any shares of its capital stock;

(vii)	mortgaged, pledged or subjected to any Lien with a value in excess of $25,000 any of its properties or assets, except for Permitted Liens;

(viii)	increased the compensation of any officer or employee, other than with respect to employees who are not officers (i) in the ordinary course of business, (ii) to comply with applicable law or (iii) as required to do so pursuant to existing contracts or agreements;

(ix)	merged or consolidated with, purchased substantially all of the assets of, or otherwise acquired any business or any Person;

(x)	entered into, amended, waived any material rights under or terminated any Contract except in the ordinary course of business, or entered into, amended, waived any material rights under or terminated any Lease, except amendments, waivers and renewals or extensions of existing Leases in the ordinary course of business;

(xi)	cancelled or forgiven any material debts or claims except in the ordinary course of business;

(xii)	made any payment to or entered into or performed any transaction or Contract for the benefit of any Affiliate or any holder of the Shares (other than payments made to officers, directors and employees in their capacities as such in the ordinary course of business);

(xiii)	paid, discharged, waived, settled or satisfied any action, claim, suit, or proceeding against the Company before any Governmental Entity involving the payment by or to the Company in an amount in excess of $25,000 in any individual case or $50,000 in the aggregate; provided, however, that this Section 4.6(xiii) shall not apply in respect of Taxes;

(xiv)	established any new or amended any Plan or arrangement; except to the extent that amendments are required to maintain a plan’s qualification or Tax benefits or to comply with applicable law, or do not have a material cost;

(xv)	entered into any agreement to take any of the actions described in clauses (i) through (xiii).
4.7	Taxes. Except for those matters that, individually or in the aggregate, would not have a Material Adverse Effect and except as set forth in Schedule 4.7:
(i)	The Company has duly and timely filed with the proper Taxing Authority all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all respects. All Taxes required to be paid by the Company have been timely paid, other than those (i) currently payable without penalty or interest, (ii) not currently due or payable or (iii) being contested in good faith by appropriate proceedings and for which, in each case, adequate reserves have been established on the books and records of the Company in accordance with GAAP, as the case may be.

(ii)	No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company by any Taxing Authority that are still pending with respect to any period for which the statute of limitations on assessment has not expired, and no written agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes of the Company has been filed with any Taxing Authority.

(iii)	The Company has no liability for the Taxes of any other Person as a result of any indemnification provision or other contractual obligation in any Tax allocation, Tax sharing or similar agreement.

(iv)	There are no Liens for Taxes on any of the assets of the Company, other than Liens for current Taxes that are not yet due or payable.

(v)	The Company is not and has never been a member of any affiliated group of corporations filing a consolidated federal income Tax Return, other than the group the common parent of which is the Seller.

(vi)	Since December 31, 2008, the Company has not made, changed or revoked any Tax election, filed any amended Tax Returns, settled or compromised any Tax liability, entered into any closing agreement relating to any Tax, or changed any Tax accounting method or taxable period.

(vii)	No audits are presently pending with regard to any Taxes or Tax Returns of the Company. No notification has been received by the Company that such an audit is pending or threatened with respect to any Taxes or any Tax Returns of the Company.

(viii)	No power of attorney has been granted by or with respect to the Company with respect to any matter relating to Taxes.

(ix)	The Company is not and has not within the five years prior to the Closing been a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(x)	The Company has made available to the Buyer all Tax Returns filed by the Company for each of the taxable periods ended December 31, 2005 through December 31, 2008.

(xi)	The Company has not received notice of any claim made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(xii)	The Company has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code.

(xiii)	The Company has not participated in an international boycott as defined in Section 999 of the Code.

(xiv)	The Company has not engaged in any listed transactions that were required to be disclosed pursuant to Treasury Regulation Section 1.6011-4(b)(2).
4.8	Litigation. Except as set forth in Schedule 4.8, there is no judicial or administrative action, claim, suit, proceeding or investigation pending or, to the knowledge of the Seller, threatened against the Company that would reasonably be expected to have a Material Adverse Effect.

4.9	Compliance with Laws. Except as set forth in Schedule 4.9, the business of the Company is not being conducted in violation of any applicable law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity, except for violations or possible violations that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. This Section 4.9 does not relate to Tax matters, which are the subject of Section 4.7, employee benefits matters, which are the subject of Section 4.10, or environmental matters, which are the subject of Section 4.18.

4.10	Employee Benefits.
(a)	Schedule 4.10(a) contains a complete and accurate list of all material, written “employee benefit plans,” within the meaning of section 3(3) of ERISA, currently maintained by the Company or to which the Company is currently obligated to contribute and all material written bonus, incentive or deferred compensation, pension, profit-sharing, fringe benefit, savings, stock option or other equity based plans, severance arrangements, employment agreements and other material written plans, agreements, programs and arrangements currently maintained by the Company or under which any employee of the Company has any present or future rights (individually a “Plan” and collectively, the “Plans”).

(b)	Each Plan is in compliance with applicable law and has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA and the Code, where applicable, except for any failure to so operate and administer any Plan that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for a determination letter is currently pending with the IRS, and the Seller is not aware of any circumstances likely to result in the revocation of any such favorable determination letter. Except as set forth in Schedule 4.10(b), there is no pending or, to the knowledge of the Seller, threatened material legal action, suit or claim relating to the Plans. No Plan that is subject to Section 302 of ERISA or Section 412 of the Code has incurred an “accumulated funding deficiency,” within the meaning of Section 302 of ERISA or section 412 of the Code, and no “reportable event,” within the meaning of Section 4043 of ERISA, has occurred with respect to any Plan that is subject to Title IV of ERISA that would reasonably be expected to result in the termination of such Plan. No prohibited transaction or event giving rise to an excise Tax assessable against the Company under the Code has occurred with respect to any Plan for which the Buyer would have any liability that would reasonably be expected to result in a Material Adverse Effect. No non-qualified Plan intended to be funded has any underfunding that would reasonably be expected to result in a Material Adverse Effect.

(c)	With respect to each Plan, the Seller has provided or made available to the Buyer true and complete copies of the following documents, to the extent applicable: (i) the most recent Plan document and all amendments thereto; (ii) the most recent summary Plan description; (iii) the most recent Form 5500 filed with the IRS; and (iv) the most recent determination letter issued by the IRS.

(d)	No liability under Subtitle C or D of Title IV of ERISA (other than PBGC Premiums) has been or is expected to be incurred by the Company with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). The Company and its subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).

(e)	Except as will be assumed by the Seller pursuant to Section 6.8, neither the Company nor any of its subsidiaries has or will have any obligations for retiree health and life benefits or pension benefits under any Plan or collective bargaining agreement.

(f)	There has been no amendment to, announcement by the Company or Seller relating to, or change in employee participation or coverage under, any Plan that would increase materially the Company’s expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (w) result in any liability to the Buyer or the Company for having or continuing to have any liability for retiree or pension benefits under any Plan (x) entitle any Employees to any increase in severance pay upon any termination of employment after the date hereof, (y) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, or (z) result in payments under any of the Plans which would not be deductible under Section 280G of the Code.

4.11	Permits. Except as set forth in Schedule 4.11, the Company has all permits, licenses, waivers and authorizations that are necessary for it to conduct its operations in the manner in which they are presently conducted (collectively, “Permits’’), other than any Permits that the failure to have would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.11, there is not pending or, to the knowledge of the Seller, threatened, any application or pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any Permit. This Section 4.11 does not relate to environmental matters, which are the subject of Section 4.18.

4.12	Owned Real Property.
(a)	Schedule 4.12(a) contains a complete and correct list of all real property currently owned by the Company (the “Owned Real Property”).

(b)	The Company has good and valid title to the Owned Real Property free and clear of any Liens, except (i) those Liens set forth in Schedule 4.12(b) or otherwise reflected in the Schedules to this Agreement, (ii) Liens reflected or reserved against in the Financial Statements, (iii) Liens for Taxes and assessments not yet due and payable or that are being contested in good faith and by appropriate proceeding, (iv) Liens of carriers, warehousemen, mechanics and materialmen and other similar statutory Liens incurred in the ordinary course of business, (v) easements, rights of way, title imperfections and restrictions, zoning ordinances and other similar encumbrances affecting the real property, and (vi) Liens that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect (collectively, the “Permitted Liens”).

(c)	Except as set forth in Schedule 4.12(c), there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein.
4.13	Leases. The Company has no Leased Real Property and is not a party to any real property leases (the “Leases”).

4.14	Personal Property.
(a)	Except as set forth in Schedule 4.14 (and except for Real Property, which is the subject of Sections 4.12 and 4.13 and Intellectual Property, which is the subject of Section 4.15), the Company owns, free and clear of all encumbrances (other than the Permitted Liens), or otherwise has full and sufficient rights to use all material personal properties and other assets that are reflected in the December 31, 2008 balance sheet contained in the Financial Statements, except for properties and assets disposed of in the ordinary course since that date (collectively, the “Assets”).

(b)	The Assets, taken as a whole, (i) are adequate for the purposes for which such Assets are used or held for use in accordance with the operation of the business as currently conducted by the Company in the ordinary course and (ii) except as would not reasonably be expected to have a Material Adverse Effect, include all computer hardware and associated software reasonably necessary for the continued conduct of the business as currently conducted by the Company in the ordinary course.
4.15	Intellectual Property.
(a)	Schedule 4.15(a) sets forth a complete and correct list, as of the date hereof, of all Intellectual Property (as defined below) that is the subject of an application or registration issued by, filed with, or recorded by, any federal, state or provincial government authorities. The term “Intellectual Property” means all trademarks, service marks, trade names, copyrights, software (other than commercially available software) and patents, including registrations and applications to register or renew the registration of any of the foregoing, and inventions, trade secrets and other proprietary processes and know how that are owned by the Company and are necessary for the conduct of the business of the Company. There is no pending or, to the knowledge of the Seller, threatened claim of any Person that challenges the rights of the Company in respect of any Intellectual Property, and to the knowledge of the Seller, the use of the Intellectual Property by the Company as currently used does not infringe on the rights of any third party, except in each case for infringements or claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)	Schedule 4.15(b) sets forth a complete and correct list, as of the date hereof, of all Licenses (as defined below). The term “Licenses” means all material written licenses to which the Company is a party, pursuant to which (i) the Company grants any Person any royalty-bearing or exclusive right to use any of the Intellectual Property, or (ii) any person or entity grants the Company the right to use any trademarks, service marks, trade names, copyrights, software (other than commercially available software), patents or other intellectual property rights not owned by the Company that are necessary for the conduct of the business of the Company as currently conducted. The Seller has furnished or made available to the Buyer complete and correct copies of the Licenses listed in Schedule 4.15(b). Neither the Company, nor, to the knowledge of the Seller, any other party thereto, is in default under any License, and each License is in full force and effect as to the Company, and to the knowledge of the Seller, as to each other party thereto[, except for such defaults and failures to be so in full force and effect as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
4.16	Contracts. Schedule 4.16 contains a complete and correct list, as of the date hereof, of all Contracts (as defined below). The term “Contracts” means all of the following types of written contracts and agreements to which the Company is a party or is bound as of the date hereof, excluding any Leases, Licenses and Plans:
(i)	all contracts and agreements with current officers, other employees, consultants, advisors, sales representatives of the Company, other than (x)

contracts and agreements that by their terms may be terminated or cancelled by the Company with notice of not more than the greater of 120 days and the period of notice required under applicable law, in each case, without penalty, (y) contracts and agreements relating to severance payments not in excess of $10,000 in any one case and (z) contracts and agreements that provide for payments based solely on products sold and require no minimum payments;

(ii)	all mortgages, indentures, security agreements, notes, loan agreements evidencing any indebtedness for borrowed money in excess of $10,000 and any guarantees of the obligations of a third party;

(iii)	joint venture and limited liability company or partnership agreements;

(iv)	contracts and agreements (excluding individual purchase orders) for the purchase by the Company of materials, supplies, products or services, and contracts and agreements (excluding individual purchase orders) for the sale or provision by the Company of materials, supplies, products or services, in each case, not terminable on notice of 120 days or less without penalty, and under which the amount that would reasonably be expected to be paid or received by the Company exceeds $100,000 per annum;

(v)	contracts and agreements with any labor union or similar representative body of Current Employees;

(vi)	distribution contracts where the Company is acting as supplier or distributor involving payments in excess of $10,000;

(vii)	contracts and agreements limiting or restraining the Company from engaging or competing in any lines of business with any Person or from purchasing any products from any third parties;

(viii)	contracts and agreements involving either (x) the purchase or sale (A) of the capital stock or other equity interests of, or (B) substantially all or a material portion of the assets of, another Person, or (y) a merger, consolidation, reorganization or joint venture with another Person;

(ix)	contracts and agreements with any Governmental Entity;

(x)	powers of attorney granted by the Company in favor of any Person; and

(xi)	any contract or agreement other than those described in Sections 4.16(i)-(x) entered into other than in the ordinary course of business involving aggregate payments in excess of $100,000, to be made by or to the Company after the date hereof.
The Seller has furnished or made available to the Buyer complete and correct copies of the Contracts listed in Schedule 4.16, as in effect on the date hereof. Neither the

Company nor, to the knowledge of the Seller, any other party thereto, is in default under any Contract, and each Contract is in full force and effect as to the Company, and to the knowledge of the Seller, as to each other party thereto, except for such defaults and failures to be in full force and effect as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Schedule 4.16 contains a true and correct list of (A) the 20 largest customers in terms of dollar value of products or services, or both, sold by the Company for the 10-month period ending October 31, 2009; and (B) the 20 largest suppliers in terms of dollar value of products or services, or both, to the Company for the 10-month period ending October 31, 2009. None of such 20 largest customers or suppliers have ceased doing business with the Company, have materially diminished the amount of such business, or have provided written, or to the knowledge of the Seller, oral notice to the Company of an intention to cease or materially diminish such business since October 31, 2009.
4.17	Insurance.
(a)	Schedule 4.17 sets forth a complete and correct list of all of the policies of insurance carried by the Parent, the Seller, the Company or any of the Affiliates on the date of this Agreement for the benefit of or in connection with the business of the Company.

(b)	All of the occurrence-based policies of insurance listed on Schedule 4.17 are valid, outstanding, enforceable and not void or voidable on account of any act, error, omission, non-disclosure, breach of policy terms or failure to comply with any warranty and all premiums due have been paid.
4.18	Environmental Matters. Except as disclosed in Schedule 4.18, or as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect:
(a)	The Company is, and has been at all times since January 1, 2006, in compliance with all applicable Environmental Laws.

(b)	The Company has obtained, and is in compliance with, and has at all times since January 1, 2006 obtained and been in compliance with, all applicable Environmental Permits. All such Environmental Permits are in full force and effect. The Company has submitted in a timely manner full and complete applications to renew or extend any such Environmental Permits for which Environmental Law require that renewal applications be submitted prior to the Closing Date.

(c)	The Company has not received from any Governmental Entity any written notice of violation, alleged violation, non-compliance or liability regarding compliance with applicable Environmental Laws, other than matters that have been resolved or that are no longer outstanding.

(d)	No judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Seller, threatened, under any applicable Environmental Law pursuant to which the Company has been named as a party or that relates to the Real Property.

(e)	The Company has not entered into any agreement with any Governmental Entity pursuant to which the Company has assumed any ongoing obligations to investigate or to remediate any condition resulting from the release or threatened release of Hazardous Substances.

(f)	No Hazardous Substance is present at, on or under, or is migrating from the Owned Real Property in amount or condition that would reasonably be expected to result in liability under any applicable Environmental Law or result in an imposition of a Lien on the Real Property or Assets of the Company.

(g)	The Company has not transported or arranged for the treatment, storage, handling, or disposal of any Hazardous Substance to any off-site location that would reasonably be expected to result in a claim under Environmental Laws against the Company.

(h)	Storage Tanks:
(i)	There are not now any aboveground or underground storage tanks (whether currently active or not) on the Real Property. All such existing tanks and associated piping are in sound condition, have been properly maintained, tested, and monitored in compliance with applicable Environmental Law, and no spills, leaks or releases have occurred from or in relation with such tanks and piping.

(ii)	Any aboveground or underground storage tanks on the Real Property that were previously removed from service by the Company have been properly closed in compliance with then applicable Environmental Law.

(iii)	With respect to each such tank on the Real Property that has been closed or removed from service by the Company, any required remediation has been completed.
(i)	PCBs and Asbestos:
(i)	Any PCB Equipment that previously existed at the Real Property has been flushed of polychlorinated biphenyls, or has been removed and properly disposed of, in compliance with the applicable Environmental Law; and any remaining PCB Equipment is labeled, inspected and managed in compliance with applicable Environmental Law.

(ii)	Any Regulated Asbestos Containing Material, as defined in 40 C.F.R. Section 61.142, is being managed in compliance with applicable Environmental Law.

(j)	The Company is not required to place any written notice or restriction relating to the presence of Hazardous Substances at any of the Real Property or in any deed to any Real Property.

(k)	The Company has not received any written notice that it is or may be potentially liable for response actions or natural resource damages arising from or related to the Real Property or any other location.

(l)	Seller has provided Buyer with paper or electronic copies of all written information in its possession or control pertaining to the matters set forth in Section 4.18 for the last three (3) years, including all documents pertaining to environmental audits or assessments of operations or conditions at, or sampling of environmental media at, the Real Property (except for documents covered by attorney-client communication or attorney work product privilege (but not excepting actual results of sampling of environmental media contained or referenced in such privileged documents))
Notwithstanding any of the representations contained elsewhere in this Agreement, environmental matters shall be governed exclusively by Section 4.18.
4.19	Labor Matters. Except as set forth in Schedule 4.19 and except for any failure to comply that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, there is not presently pending or existing, and, to the knowledge of the Seller, there has not been threatened, (i) any strike, slowdown, picketing or work stoppage, (ii) any proceeding against or affecting Seller relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting Seller or their premises, or (iii) any application for certification of a collective bargaining agent. Seller is not party to nor bound by any contract, collective bargaining agreement or other agreement with any labor union representing its employees.

4.20	Intercompany Accounts. Except as set forth in Schedule 4.20, no Affiliate, officer or director of the Company has any outstanding indebtedness for borrowed money owed by it to the Company.

4.21	Brokers and Finders. The Company has employed no broker or finder in connection with the transactions contemplated herein so as to give rise to any claim against the Buyer for any brokerage or finder’s commission, fee or similar compensation.

4.22	Financial Controls. Since December 31, 2008, the Company has not received any actual or potential complaint, allegation, assertion or claim, in written form, alleging a material deficiency in the accounting or auditing practices, procedures, methodologies or methods, and (ii) no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities laws or material breach of fiduciary duty by the Company or any of its officers, directors, employees or agents to the Company’s board of directors or any committee thereof or to any director of the Company.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Seller as follows:
5.1	Buyer’s Corporate Status. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

5.2	Authorization, etc. The Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency or similar laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether considered at law or in equity).

5.3	Conflicts, Consents.
(a)	Conflicts. Except as set forth in Schedule 5.3(a), the execution and delivery of this Agreement by the Buyer, and the consummation by the Buyer of the transactions contemplated hereby, will not conflict with or result in any violation of or default under (or any event that, with notice or lapse of time or both, would constitute a default under), or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, any provision of (i) the Organizational Documents of the Buyer, or (ii) any mortgage, indenture, loan agreement, note, bond, deed of trust, other agreement, commitment or obligation for the borrowing of money or the obtaining of credit, material lease or other material agreement, contract, license, franchise, permit or instrument to which the Buyer is a party or by which it may be bound, or any judgment, order, decree, law, statute, rule or regulation applicable to the Buyer, other than, in the case of this clause (ii), any conflicts, violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated by this Agreement.

(b)	Consents. Except for any Consents where the failure to obtain such Consents, either in any individual case or in the aggregate, would not reasonably be expected to have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated by this Agreement, no Consent of or with any Governmental Entity or third Person is required to be obtained by the Buyer in connection with the execution and delivery by the Buyer of this Agreement or the consummation by the Buyer of the transactions contemplated hereby.
5.4	Litigation. There is no judicial or administrative action, claim, suit or proceeding pending or, to the Buyer’s knowledge, threatened against the Buyer and there is no investigation pending or, to the Buyer’s knowledge, threatened against the Buyer, in each case, before any Governmental Entity, that could have a material adverse effect on the consummation of the transactions contemplated by this Agreement.

5.5	Purchase for Investment. The Buyer is acquiring the Shares for its own account for investment and not with a view toward any resale or distribution thereof except in compliance with the Securities Act of 1933, as amended. The Buyer acknowledges receipt of advice from the Seller to the effect that the Shares have not been registered under the Securities Act of 1933, as amended, or any state securities laws.

5.6	Financing. The Buyer has and will have at the Closing available cash or existing borrowing facilities in an aggregate amount that together are sufficient to enable it to pay in full the Final Purchase Price, and all other amounts which may be due and payable in order to consummate the transactions contemplated by this Agreement (the “Financing’’).

5.7	Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, and assuming the truth and accuracy of all of the Seller’s representations and warranties in Sections 4.4, 4.5 and 4.6, the Buyer shall (i) be able to pay its debts as they become due; (ii) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Buyer or the Company.

5.8	Brokers and Finders. Except for Stifel, Nicolaus & Company, Inc., (the “Buyer’s Financial Advisor”), the Buyer has not employed any broker or finder in connection with the transactions contemplated herein so as to give rise to any claim against the Seller or the Company for any brokerage or finder’s commission, fee or similar compensation. Buyer will be solely responsible for all fees and expenses charged by Buyer’s Financial Advisor.

5.9	Insurance. The Buyer acknowledges that except as contemplated in Section 6.10, as of the Closing Date, the Company will cease to be entitled to the benefits of insurance arrangements that, including without limitation to arrangements set forth on Schedule 4.17 to the Closing Date, were extended to it as a Subsidiary of the Seller.
ARTICLE VI
COVENANTS
6.1	Conduct of the Company. Except as set forth in Schedule 6.1, from the date hereof to the Closing, except (i) for entering into and performing this Agreement, (ii) for the effect of the consummation of the transactions contemplated hereby, (iii) as contemplated by the

Company’s budget, (iv) to the extent required by applicable law, statute, rule or regulation or (v) as otherwise consented to by the Buyer in writing, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall conduct its business in the ordinary course in substantially the same manner in which it is conducted as of the date hereof and not take any action that would cause a breach of Section 4.6.

6.2	Efforts to Consummate Transaction. The Buyer and the Seller shall use their reasonable best efforts to take or cause to be taken all actions required to consummate the transactions contemplated hereby. The Buyer and the Seller shall file or supply, or cause to be filed or supplied, all material applications, notifications and information required to be filed or supplied by them or the Company pursuant to applicable law in connection with the transactions contemplated hereby. The Buyer shall use its reasonable best efforts to obtain all consents and approvals from Governmental Entities and third Persons required to be obtained by the Buyer for the consummation by the Buyer of the transactions contemplated hereby. The Seller shall use its reasonable best efforts to obtain all consents and approvals from Governmental Entities and third Persons required to be obtained by the Seller for the consummation by the Seller of the transactions contemplated hereby. The Buyer shall cooperate in good faith with the Company and the Seller in the obtaining by the Company of all consents and approvals from Governmental Entities and third Persons required to be obtained by the Company for the consummation of the transactions contemplated hereby.

6.3	Access and Information. Prior to the Closing, and subject to the restrictions set forth in the Confidentiality Agreement (as defined below), the Company shall permit the Buyer and its representatives after the date of execution of this Agreement to have reasonable access, during regular business hours, to the senior management of the Company and to the properties, books and records relating to the Company as the Buyer may reasonably request, provided that the Buyer shall not be entitled to any such access, information or documents for the purposes of conducting any environmental audit or assessment or any examination of the Company’s products, formulae or other trade secrets without the prior written consent of the Company. All information provided or obtained pursuant to the foregoing shall be held by Buyer in accordance with and subject to the terms of the Confidentiality Agreement, entered into on or about May 14, 2009, between the Buyer and the Seller (the “Confidentiality Agreement”). The Buyer hereby agrees that the provisions of the Confidentiality Agreement will apply to any properties, books, records, data, documents and other information relating to the Company and the Seller provided by the Seller, the Company or their Affiliates to the Buyer or its Affiliates or any of their respective advisers or employees pursuant to this Agreement.
6.4	Non-Solicitation. From the date of execution of this Agreement, neither the Seller nor its Affiliates shall initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the Assets or Shares of, the Company (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Seller and its Affiliates will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.
6.5	Contact with Customers and Suppliers, etc. From the date of execution of this Agreement, the Buyer (and all of its agents and Affiliates and any employees, directors and officers thereof) shall contact and communicate with the employees, customers, suppliers and licensors of the Company in connection with the transactions contemplated hereby only with the prior written consent of the Seller, which consent (i) shall not be unreasonably withheld and (ii) may be conditioned upon an officer of the Company or the Seller being present at any such meeting or conference.

6.6	Publicity. Prior to the Closing, except as required by applicable law or stock exchange listing requirements, (i) the Buyer shall not, directly or indirectly, make or cause to be made any public announcement or issue any notice in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Seller (which consent shall not be unreasonably withheld, delayed or conditioned), and (ii) the Seller and the Company shall not, directly or indirectly, make or cause to be made any such public announcement or issue any notice without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned). Prior to the Closing, the Seller and the Buyer shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Entity or with any stock exchange with respect thereto.

6.7	Employee Matters.
(a)	Buyer shall cause the Company to continue employment, in comparable positions and at the same or greater wage rate or salaries of (i) all active Employees as of the Closing Date, and (ii) upon their return to active employment, any Employees who are, as of the Closing Date, on disability, medical leave or other authorized leave; provided, however, that nothing herein shall limit or restrict the ability of the Company to sever the employment of any Current Employee following the Closing Date, subject to the terms of the severance plans and policies which Buyer has agreed to maintain pursuant to the following sentence. For the period of one year following the Closing Date, Buyer shall, or shall cause the Company to, provide the Employees with severance benefits which are no less favorable than the benefits provided under the Inmetco Severance Benefit Plan (without amendment), which covers the Employees as of the Closing Date and which is disclosed on Schedule 4.10(a) and provided further; that any Employee that is on long-term disability leave will continue to be the responsibility of and will have all benefits provided by Seller, and will not be the responsibility of nor have post-closing benefits provided by the Buyer or the Company until the date of their return to active employment.

(b)	Prior to the Closing Date, Seller will or will cause the Company to take such actions as are necessary to (i) terminate the Inmetco Security Reserve Plan, or merge it into a continuing Seller plan, effective immediately prior to Closing and (ii) terminate the Inmetco Incentive Plan, effective the earlier of (x) the Closing Date and (y) December 31, 2009.

(c)	Buyer agrees that, for a period of at least twelve months following the Closing Date, without interruption, it shall cause the Company to either (i) continue to provide the Employees with the “welfare plans” within the meaning of Section 3(l) of ERISA, including, without limitation, accident and sickness, group and individual health plans, travel accident and group life insurance and tuition assistance programs, but not including those plans referred to in Section 6.8, that were in effect for Employees on the Closing Date, or (ii) provide replacement plans that are substantially similar to those provided to similarly-situated employees of the Buyer.

(d)	Buyer agrees that pre-existing condition exclusions shall not apply to any new medical or health benefits offered to Employees by Buyer or its Affiliates. Buyer further agrees that the Employees shall be given credit for all service with the Company or its Affiliates or predecessor (including service credited by such Company, its Affiliates and predecessors), to the extent credited under the Plans and disclosed by Seller to Buyer (i) for purposes of the satisfaction of any eligibility, vesting and waiting period requirements under any employee benefit plans of Buyer or new employee benefit plans of the Company in which the Employees may become participants following the Closing Date, and (ii) under severance and vacation benefits of Buyer for purposes of calculating the amount of each Employee’s severance and vacation benefits; provided, however, that in no event shall the Employees be entitled to such credit for past service for purpose of benefit accrual in a defined benefit pension plan.
6.8	Post-Retirement Benefits. Seller shall assume and retain all obligations of the Company for post-retirement medical benefits and post-retirement life insurance and non-qualified pension benefits to all Former Employees and Current Employees who are entitled to such benefits as of the Closing Date or who will become eligible after the Closing Date. Seller shall retain sponsorship of the Retirement Plan and the obligation to pay benefits accrued thereunder.

6.9	Settlement of Certain Affiliate Transactions. To the extent that amounts are still outstanding in respect of any Affiliate Transactions at the Closing Date between the Company, on the one hand, and Seller, or any of its respective Affiliates other than the Company (the “Seller Entities”) (other than the Company), on the other hand, including, but not limited to (i) cash advances, and repayments thereof, dividends and cash sweep transactions as contemplated by Seller’s centralized cash management system, (ii) raw material purchases of nickel and cobalt by the Company from the Seller or one of its Affiliates, (iii) currency hedging transactions that constitute Affiliate Transactions, (iv) commodity hedging transactions that constitute Affiliate Transactions, (v) management fees, hedging fees and pension administration services payable by the Company to any

Affiliates, and (vi) direct and allocated charges to the Company in respect of any pension or other contributions made to any Plan, disability and workmen’s compensation claim payments, insurance premiums, patent and licensing fees and expenses, external legal fees and expenses (excluding such fees and expenses incurred in connection with the execution, delivery and performance of this Agreement and the consummation of the transaction), interest expenses and borrowing costs and fees, or Taxes paid for on behalf of the Company the Seller agrees that, notwithstanding anything to the contrary contained herein, all Affiliate Transactions shall at Seller’s election either be (x) settled by Seller or the relevant Seller Entities or (y) converted by Seller into share capital and/or capital surplus of the Company as of the Closing Date, such conversion to be achieved through the contribution of amounts as capital surplus or contributed surplus.
6.10	Insurance.
(a)	In the event that, after the Closing Date, the Buyer or the Company shall suffer any loss related to an event prior to the Closing Date that may be covered by any occurrence-based insurance policy listed on Schedule 6.10 (the “Schedule 6.10 Policies”), the Seller, upon receipt of written notification of the loss in reasonable detail from the Buyer or the Company, shall use good faith efforts to present and prosecute a claim for payment under the applicable Schedule 6.10 Policy in respect of such loss and shall pay to the Buyer or the Company, as the case may be, the proceeds of such claim, if any, subject to the provisions of this Section 6.10.

(b)	Neither the Seller nor its Affiliates shall be obligated to present or prosecute any claim under such Schedule 6.10 Policy unless (i) such claim occurred (as determined under the applicable Schedule 6.10 Policy) prior to the Closing Date and (ii) the Buyer and the Company (x) cooperate at their expense with the applicable insurers in the investigation of such claim and (in the case of any claim arising out of a third party claim) the defense thereof and (y) do not breach the obligation set forth in the following sentence. Any such presentation and prosecution of a claim will be handled solely by the Seller and its designees and neither the Buyer, the Company nor any of their respective Affiliates or employees shall have any contact with the applicable insurers, other than contact at the written request of the Seller.

(c)	The amount of the proceeds of any such claim to be paid to the Buyer or the Company, as the case may be, shall be limited to the amount actually received by the Seller from its insurers with respect to such claims (reduced by any self-insured retention amount, deductible amount, or other amount that the Seller or any of its Affiliates is required to reimburse its insurers under its contractual agreements with them), minus the aggregate amount of all reasonable out-of-pocket expenses incurred by the Seller in presenting and prosecuting such claim (to the extent not paid or reimbursed by its insurers).

(d)	Nothing contained in this Section 6.10 shall require the Seller or its Affiliates to keep in force and effect after Closing any insurance coverage in effect at the time of the Closing or to institute any legal action or proceeding against any of its insurers to obtain the benefits conferred on the Buyer or the Company by this Section 6.10.
6.11	Financial Assurance.
(a)	The Buyer shall take all actions necessary to (i) satisfy the requirements of the Pennsylvania Department of Environmental Protection (the “PA DEP”) under applicable state and federal law relating to the provision of financial assurance for closure and/or post-closure care of solid waste management units at the Company, and (ii) obtain a release of the Parent and any other affected Affiliates of Seller from any such financial assurance obligations. Such actions shall include, without limitation: (i) filing with the PA DEP all necessary or appropriate applications, forms, bonds, endorsements, insurance certificates, documents and information regarding the provision of financial assurance with respect to the Company and the release of the Parent and any other affected Affiliates of the Seller from any such financial assurance obligations (the “Financial Assurance Documents”) satisfactory in form and substance to the PA DEP and submitted with the objective of replacing the Bond Agreement and Letter of Credit (together, the “Bond Documents”) that have been provided to the PA DEP in respect to the Company by the Parent or other Affiliates of Seller); (ii) to the extent necessary to satisfy the obligations in the preceding sentence, making cash collateral available to support such Financial Assurance Documents (provided, that for the avoidance of doubt, the foregoing shall not require the Buyer to make such cash collateral available to the Seller or its Affiliates, other than the Company), (iii) cooperating with all efforts of the Buyer to reduce the amount of financial assurance by the maximum amount possible, (iv) obtaining PA DEP approval of such replacement Financial Assurance Documents; and (v) obtaining the release from the Bond Documents that have been provided to the PA DEP by the Parent or other Affiliates of Seller. The Buyer shall use reasonable best efforts to complete the foregoing actions as soon as possible following the Closing Date. To that end, during the 10 day period following the date hereof, the Buyer shall (i) prepare and deliver to the Seller for comment drafts of all necessary Financial Assurance Documents, (ii) consult with Seller regarding the form and substance of such Financial Assurance Documents, and (iii) incorporate all reasonable comments of the Seller with respect to such Financial Assurance Documents. No later than the end of such ten day period, the Buyer shall submit such Financial Assurance Documents to the PA DEP, together with a request that the PA DEP provide a provisional approval thereof in form and substance reasonably satisfactory to the Seller (the “Provisional Approval”).

(b)	From and after the Closing, until the PA DEP delivers a written release, in customary form, to the Parent of the obligations of Parent and its Affiliates under the Bond Documents, the Buyer shall indemnify and hold harmless the Seller, the Parent and all other Affiliates of Seller from and against any Losses that arise out of or relate to the Bond Documents, net of any Tax benefit or reduction realized or reasonably expected to be realized as a result of any Losses or the circumstances giving rise thereto, incurred or suffered by any such Persons, whether in respect of Third Party Claims, or claims among any of the parties hereto.

(c)	The Buyer acknowledges that at any time after the Closing, Seller may terminate, or take all action necessary or desirable to terminate, some or all of the Bond Documents (the “Bond Document Termination Actions”). The Buyer expressly waives and foregoes, for itself and its Affiliates, any right to recover any Losses arising out of or resulting from the Bond Document Termination Actions.
6.12	Certain Liability Insurance. On or prior to the Closing Date, the Buyer shall obtain, and deliver to the Seller and the PA DEP, as a replacement for the Parent Insurance, a Hazardous Waste Facility Certificate of Liability Insurance (the “Certificate of Insurance”) in a form acceptable to the PA DEP stating that, effective as of the Closing Date, Buyer has in place a liability insurance policy that is in full force and effect covering sudden accidental occurrences at the Company that result in bodily injury or property damage to third parties in an amount of at least $1 million per occurrence with an annual aggregate of at least $2 million (the “PA DEP Insurance”).

6.13	Supply Agreement. The Seller shall cause the Parent (i) to deliver to the Buyer, as promptly as practicable after the date hereof, a draft supply agreement with the Company that contains the terms set forth in Exhibit B and (ii) thereafter to negotiate such agreement in good faith with the Buyer with a view to entering into a definitive supply agreement effective as of the Closing Date.
ARTICLE VII
CONDITIONS TO CLOSING
7.1	Conditions to the Obligation of the Seller and Buyer. There shall not be in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

7.2	Conditions to the Obligation of the Buyer. The obligation of the Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by the Buyer on or prior to the Closing Date of each of the following conditions:
(a)	Representations and Warranties. Each of the representations and warranties of the Seller contained in Articles III and IV shall be true and correct in all respects (in the case of any representations or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification), when made and as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all respects (in the case of any representations or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) as of such date and the Buyer shall have received a certificate to that effect dated as of the Closing Date and executed on behalf of the Seller by a duly authorized executive officer of the Seller.
(b)	Performance of Obligations of the Seller. Each of the covenants and agreements of the Seller to be performed on or prior to the Closing Date shall have been duly performed in all material respects; and the Buyer shall have received at the Closing a certificate to that effect dated as of the Closing Date and executed on behalf of the Seller by a duly authorized executive officer of the Seller.

(c)	Resignation of Directors. All of the directors of the Company shall have submitted their resignations or been removed from office effective as of the Closing Date.

(d)	Operations. There shall not be any Material Adverse Effect since September 30, 2009.

(e)	Customary Closing Documents. The documents set forth on Schedule 7.2(e) shall have been delivered.
7.3	Conditions to the Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by the Seller on or prior to the Closing Date of each of the following conditions:
(a)	Representations and Warranties. Each of the representations and warranties of the Buyer contained in Article V shall be true and correct in all respects (in the case of any representations or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) when made and as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all respects (in the case of any representations or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) as of such date and the Seller shall have received a certificate to that effect dated as of the Closing Date and executed on behalf of the Buyer by a duly authorized officer of the Buyer.

(b)	Performance of Obligations of the Buyer. Each of the covenants and agreements of the Buyer to be performed on or prior to the Closing Date shall have been duly performed in all material respects; and the Seller shall have received at the Closing a certificate to that effect dated as of the Closing Date and executed on behalf of the Buyer by a duly authorized executive officer of the Buyer.

(c)	Vale S.A. Board Approval. The board of directors of Vale S.A. shall have approved the transactions contemplated by this Agreement.

ARTICLE VIII
INDEMNIFICATION
8.1	Survival of Representations and Warranties. Excluding the representations and warranties contained in Sections 3.2 and 3.4, which shall survive the Closing Date indefinitely, any claim for indemnification under Section 8.2 or 8.3 with respect to the representations and warranties contained in Article III, Article IV (other than (x) those related to Taxes (including all representations and warranties contained in Section 4.7 (Taxes), but excluding the representations and warranties contained in Section 4.10 (Employee Benefits)), which shall not survive Closing, (y) those in Section 4.2 (Capitalization), which shall survive Closing and continue in full force and effect until the date that is thirty (30) days after the expiration of the longest applicable statute of limitations period for the matters covered by such representations and warranties and (z) those in Section 4.18 (Environmental Matters) which shall survive as set forth below) or Article V of this Agreement must be brought prior to the second anniversary of the Closing Date. Any claim for indemnification with respect to the representations and warranties contained in Section 4.18 (Environmental Matters) must be brought prior to the fourth anniversary of the Closing Date. No claim for indemnification under this Article VIII may be asserted with respect to such representations and warranties after the dates indicated in the two preceding sentences unless, prior to such date, the party seeking indemnification shall have suffered actual Losses and shall have notified in reasonable detail the party from whom indemnification is sought of a claim for indemnity hereunder.

8.2	Indemnification by the Seller. Subject to Article IX hereof, from and after the Closing, the Seller shall indemnify and hold harmless the Buyer from and against any damages, losses, charges, liabilities, penalties and expenses (including reasonable costs of investigation and reasonable attorneys’ fees and expenses) (collectively, “Losses”), net of any Tax benefit or reduction realized or reasonably expected to be realized as a result of any Losses or the circumstances giving rise thereto, incurred or suffered by the Buyer or the Company, whether in respect of Third Party Claims (as defined below), or claims among the parties hereto, provided such Losses arise out of or relate to any of the following (and provided that, in each such case, there shall not be any duplicative payment or indemnities to the Buyer made by the Parent or the Seller):
(a)	the failure of any representation or warranty of the Seller set forth in this Agreement to be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case the failure of such representations and warranties to be so true and correct shall be measured as of such earlier date); provided, however, that in the case of any such representation or warranty that is limited by “in all material respects,” “in any material respect,” “material,” “materially,” “Material Adverse Effect” or any similar term or limitation, the amount of Losses (but not the existence of a breach) shall be determined as if such “in all material respects,” “in any material respect,” “material,” “materially,” “Material Adverse Effect” or similar term or limitation were not included therein; or

(b)	the breach of any covenant or agreement of the Parent or the Seller contained in this Agreement.
8.3	Indemnification by the Buyer. Subject to Article IX hereof, from and after the Closing, the Buyer shall indemnify and hold harmless the Seller from and against any Losses, net of any Tax benefit or reduction realized or reasonably expected to be realized as a result of any Losses or the circumstances giving rise thereto, incurred or suffered by the Seller, whether in respect of Third Party Claims, or claims among any of the parties hereto, provided such Losses arise out of or relate to any of the following (and provided that there shall not be any duplicative payments or indemnities by the Buyer): (a) the failure of any representation or warranty of the Buyer set forth in this Agreement to be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case the failure of such representations and warranties to be so true and correct shall be measured as of such earlier date); provided, however, that in the case of any such representation or warranty that is limited by “in all material respects,” “in any material respect,” “material,” “materially,” “Material Adverse Effect” or any similar term or limitation, the amount of Losses (but not the existence of a breach) shall be determined as if such “in all material respects,” “in any material respect,” “material,” “materially,” “Material Adverse Effect” or similar term or limitation were not included therein or (b) the breach of any covenant or agreement of Buyer contained in this Agreement.

8.4	Third Party Claims.
(a)	A party entitled to indemnification hereunder shall herein be referred to as an “Indemnitee”. A party obligated to indemnify an Indemnitee hereunder shall herein be referred to as an “Indemnitor”.

(b)	Subject to Section 9.3 hereof, promptly upon the receipt by an Indemnitee under Section 8.2 or Section 8.3 of any notice of the commencement of any claim, action, suit or proceeding brought by a Person not a party hereto (a “Third Party Claim”), such Indemnitee shall give notice of such Third Party Claim to the Indemnitor, but the failure to give such notice shall not relieve the Indemnitor of any liability it may have to such Indemnitee, except to the extent the Indemnitor is materially prejudiced thereby. If an Indemnitee gives such notice, the Indemnitor, upon giving notice to such Indemnitee, will be entitled to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnitee at the Indemnitor’s sole cost and expense and the Indemnitor will be entitled to prosecute, appeal, negotiate, resolve, settle, compromise, arbitrate or otherwise pursue such Third Party Claim, in whole or in part, subject to and in accordance with the provisions of this Agreement. If the Indemnitor exercises its rights to assume the defense of such Third Party Claim, the Indemnitor shall have no obligation to indemnify or pay for or reimburse any Indemnitee for any attorneys’ fees or expenses incurred by the Indemnitee after the assumption of the defense of such Third Party Claim; provided, however, that the Indemnitee shall be entitled to participate in the defense of such Third Party Claim and the reasonable fees and expenses of one counsel to the Indemnitee will be indemnifiable hereunder if, in the reasonable view of counsel to the Indemnitee, (i) a conflict of interest exists between the Indemnitor and any Indemnitee, including without limitation due to the reasonable belief of the Indemnitee that the Indemnitor lacks sufficient cash to satisfy any Loss reasonably anticipated to arise from the Third Party Claim, or (ii) there may be legal defenses available to the Indemnitee which are different from or additional to those available to the Indemnitor. The Indemnitor agrees that it will not, without the prior written consent of the Indemnitee, such consent not to be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim relating to the matters contemplated hereby if any Indemnitee is a party thereto or has been threatened to be made a party thereto unless such settlement, compromise or consent includes an unconditional release of each such Indemnitee from all liability arising or that may arise out of such Third Party Claim and provides solely for monetary relief satisfied or to be satisfied by the Indemnitor. If the Indemnitor does not exercise such right to assume the defense, the Indemnitee may assume the defense thereof by counsel of the Indemnitee’s choosing and if the Indemnitee is determined to be entitled to indemnification with respect to such Third Party Claim, the Indemnitee will be permitted, subject to the limitations set forth in this Agreement, to recover from the Indemnitor all Losses incurred or sustained as a result of such Third Party Claim. Unless it has been conclusively determined through a final judicial determination (or settlement tantamount thereto) that the Indemnitor is not liable to the Indemnitee under this Article VIII, the Indemnitee shall act reasonably and in accordance with its good faith business judgment with respect to such defense. The Indemnitor shall not be liable for any Losses in connection with any settlement of any Third Party Claim by the Indemnitee without the Indemnitor’s prior written consent.
8.5	Limitations on Indemnification Obligations.
(a)	No indemnity shall be payable to any Indemnitee with respect to any claim under Section 8.2 or Section 8.3 or Section 9.1(a) unless and until the aggregate of all Losses for which all claims are made under Section 8.2 and Section 9.1(a) as to the Buyer, and Section 8.3 as to Seller, in each case exceeds $500,000 (the “Deductible Amount”), at which time such Indemnitee shall be entitled to indemnification only for the amount of such Losses that exceeds the Deductible Amount; provided, however, that the foregoing shall not be applicable to Losses arising out of or resulting from (i) a breach by the Seller of the representations in Sections 3.2 (Authorization, etc.), 3.4 (Title to Shares and Capitalization) and 4.2 (Capitalization), or (ii) fraud by the Parent, the Seller or the Buyer. Notwithstanding the foregoing, or anything in this Agreement to the contrary, and excluding Losses arising out of or resulting from fraud by the Seller or the Parent, or any breach of the representations and warranties contained in Sections 3.2, 3.4 or 4.2, for which there shall be no limitation, the aggregate amount payable to the Buyer with respect to claims (i) under Section 8.2(a) shall not exceed an amount equal to the Seller Indemnity Cap, and (ii) under Section 9.1(a) shall not exceed an amount equal to the Initial Purchase Price. Excluding Losses arising out of or resulting from fraud by the Buyer, the aggregate amount payable to the Seller with respect to the claims under Section 8.3(a) shall not exceed an amount equal to $10,000,000.

(b)	An Indemnitee shall not be entitled to indemnification under Section 8.2 or Section 8.3 or Section 9.1(a) for any Losses with respect to any individual breach of a representation or warranty or series of related breaches of representations or warranties arising out of the same facts and circumstances if the amount of such Losses does not exceed $25,000.

(c)	If any Loss under Sections 8.2 and 8.3 can be reduced by any recovery, settlement or otherwise under or pursuant to insurance coverage, the Indemnitee shall take all appropriate steps to enforce such recovery to the extent it is commercially reasonable to do so and the amount of Losses for which any Person is entitled to indemnification hereunder shall be reduced by any portion of such Losses for which such Person actually recovers against an insurance policy or against any third party other than pursuant to this Agreement.
8.6	Other Limitations on Environmental Indemnification.
(a)	To the extent that the Buyer is entitled to indemnification from the Seller for Losses arising out of a breach of the representations and warranties in Section 4.18, this Section 8.6 shall apply.

(b)	No claim for indemnification may be made by the Buyer and the Seller shall have no obligation to indemnify the Buyer for any breach of the environmental representations in this Agreement where any Loss arises out of:
(i)	a change in the land use of the applicable real property to a non-industrial use, including without limitation a commercial or residential use;

(ii)	inspections, investigations and testing undertaken by or on behalf of the Buyer which are not required by applicable Environmental Law;

(iii)	actions taken in connection with facility expansion projects other than the Expansion Projects;

(iv)	permanent cessation of operations at the Real Property;

(v)	Remedial Work to attain remediation standards in excess of the requirements of Environmental Law or remediation guidelines for the type of land use relevant to the applicable Real Property at Closing; or

(vi)	Remedial Work where the Seller was not provided with reasonable opportunity to observe such work and to obtain splits of any samples taken on behalf of the Buyer, provided that for the avoidance of doubt the foregoing provision shall not prejudice the right of the Buyer to seek indemnification in connection with Losses incurred to prevent imminent or ongoing harm to any person or property.

(c)	Prior to conducting any Remedial Work, the Buyer shall promptly deliver to the Seller:
(i)	written notice of any proposed Remedial Work or written communication from a Governmental Entity that indicates that Remedial Work is required (the “Remediation Notice”); and

(ii)	all available information concerning the nature and extent of the proposed Remedial Work, to the extent known by the Buyer or Company.
(d)	Following the delivery of the initial Remediation Notice, each of the Seller and Buyer shall each promptly, but in any event not more than 30 days following the receipt of such Remediation Notice, designate two (2) representatives to a remediation committee (the “Remediation Committee”). The Remediation Committee shall (i) determine whether any Remedial Work is required, and (ii) if so, retain a Consultant for the purpose of preparing a Remediation Plan, which must be approved by the Remediation Committee. The Consultant shall supervise the implementation of all the Remedial Work approved by the Remediation Committee and shall prepare a Remediation Report upon completion of the Remedial Work (as well as all other reports and submittals as are required by Environmental Laws).

(e)	Both the Seller and Buyer, at their own expense, shall have the right to participate in (i) any meetings with, hearings before or any other sessions with any Governmental Entity or third party regarding the Remedial Work and (ii) the planning and design of Remedial Work.

(f)	The Remedial Work shall be deemed to be completed for all purposes upon receipt of final official approval by the applicable Governmental Entities, if applicable, and otherwise upon delivery by the Consultant of the Remediation Report addressed to the Remediation Committee.

(g)	The representatives of the Remediation Committee designated by the Seller shall together have one vote, and the representatives designated by the Buyer shall together have one vote. The Remediation Committee shall act by unanimous vote, and all actions of the Remediation Committee shall be final and binding on both the Seller and the Buyer. The Seller and Buyer shall be permitted, at any time during the Environmental Indemnification Period and without the prior consent of the other, to replace any of its respective designated representatives on the Remediation Committee.

(h)	If the Remediation Committee is deadlocked on any issue that is related to proposed Remedial Work, each of the Buyer and the Seller shall designate a senior executive officer to whom the issue shall be submitted, and such senior executive officers shall in good faith seek to resolve the deadlock. If they are unable to resolve the deadlock within thirty (30) days after it is submitted to them, the Remediation Committee shall retain a Consultant reasonably acceptable to both the Seller and Buyer to resolve such issue. In such event, the Remediation Committee shall instruct the Consultant to make a determination within 60 days of its receipt of such instructions (or sooner if required by applicable Environmental Laws or Governmental Entities) on the basis of (i) reasonableness, (ii) the provisions of this Agreement relating to indemnification, Remedial Work and the limitations on the Seller’s indemnification obligations (including, without limitation, Section 8.5) and (iii) generally accepted and sound environmental engineering and business practices. The determination of the Consultant shall be binding on both the Seller and the Buyer. The cost of the Consultant shall be borne equally by both the Seller and the Buyer.
8.7	Treatment of Indemnification Payments. The parties agree that any indemnity payments pursuant to this Agreement will be treated for Tax purposes as an adjustment to the Final Purchase Price, unless otherwise required by applicable law.

8.8	Subrogation. To the extent that the Buyer is entitled to indemnification pursuant to this Article VIII, the Seller shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Buyer may have against any other Person with respect to any Losses, circumstances or matter to which such indemnification is directly or indirectly related. The Buyer shall permit the Seller to use the name of Seller and its Affiliates in any transaction or in any proceeding or other matter involving any of such rights or remedies, and Buyer shall take (and cause the Company to take) such actions as the Seller may reasonably request for the purpose of enabling the Seller to perfect or exercise the right of subrogation of the Seller under this Section 8.7.

8.9	Exclusive Remedy. After the Closing, the rights and remedies under this Article VIII and Article IX, subject to the limitations herein contained, shall be exclusive and in lieu of any and all other rights and remedies that the Buyer or the Seller may have for monetary relief with respect to any breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement (other than Section 6.11 and 9.6) or the transactions contemplated hereby; provided, however, that such limitation on the right and remedies of the Buyer or the Seller shall not limit any recourse or remedy that may be available to them at law against any party that has defrauded them, including any of their respective Affiliates.
ARTICLE IX
TAX MATTERS
9.1	Tax Indemnification.
(a)	From the Closing Date and until the expiration of the applicable statute of limitations, the Seller agrees to indemnify the Buyer, without duplication, for all Taxes of the Company attributable to any taxable period (or portion thereof), as properly determined under relevant Tax law, ending on or before the Closing Date (a “Pre-Closing Tax Period”), except to the extent such Taxes are taken into account in the calculation of Closing Net Working Capital as finally determined pursuant to Section 1.3 and net of any Tax benefit or reduction realized or reasonably expected to be realized as a result of any such Taxes or the circumstances giving rise thereto.
(b)	From and after the Closing Date, the Seller agrees to indemnify the Buyer, without duplication, for any Taxes of the affiliated group of corporations of which the Seller is the common parent for U.S. federal income Tax purposes (other than Taxes of the Company) that are imposed on the Company by any Taxing Authority by reason of Treasury Regulations Section 1.1502-6(a) (or similar provisions of state, local or foreign law).

(c)	From and after the Closing Date, the Buyer agrees to indemnify the Seller for all Taxes of the Company or any of its Affiliates paid by the Seller or any of its Affiliates other than Taxes for which the Sellers have an indemnification obligation under Sections 9.1(a) and 9.1(b).
9.2	Straddle Periods. To the extent permitted by law, the Seller, the Buyer, the Company and their Affiliates, as applicable, shall cause each taxable period of the Company to close as of the Closing Date. For purposes of this Article IX, whenever it is necessary to determine the liability for Taxes of the Company for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (such as the deduction for depreciation) shall be apportioned on a daily basis for each day of the period.

9.3	Tax Audits; Tax Contests. If notice is received of any Third Party Claim with respect to Taxes of the Company (a “Tax Claim”) for which the Seller could have an indemnification obligation pursuant to Sections 9.1(a) or 9.1(b), the notified party shall promptly notify the Seller in writing of such Tax Claim. If such notice of a Tax Claim is not promptly given to the Seller or is not sufficiently detailed to adequately apprise the Seller of the nature of the Tax Claim, the Seller shall not be liable to the Buyer under Sections 9.1(a) or 9.1(b) in respect of such Tax Claim. The Seller shall have the right, at its expense, to represent the interests of the Company in, and control the conduct and resolution of, any such legal proceeding (and the Company will provide a duly executed power of attorney to the Seller in connection with such Tax Claim). In the event the Seller chooses to exercise this right, the Seller shall provide Buyer with periodic status reports of the conduct of any such legal proceeding and with thirty (30) days advance notice of the proposed resolution of any such legal proceeding along with a summary of the substantive terms of the resolution. The Seller shall attempt in good faith, consistent with the Seller’s business practices, to incorporate any reasonably requested changes to the resolution of any such legal proceeding proposed by Buyer.

9.4	Filing of Tax Returns.
(a)	Following the Closing, the Company shall provide the Seller with copies of any Tax Returns for which the Seller could have an indemnification obligation pursuant to Section 9.1(a) or 9.1(b) at least 30 days prior to the due date for filing thereof (taking into account extensions), along with supporting workpapers, for the Seller’s review and approval. The Seller and the Buyer shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that the Seller and the Buyer are unable to resolve any dispute with respect to such Tax Returns at least 10 days prior to the due date for filing (taking into account extensions), such dispute shall be resolved by the Independent Accountant, whose determination shall be final and binding upon the Seller, the Buyer, the Company and their Affiliates.

(b)	The Buyer and the Seller shall provide each other with such cooperation and assistance as may be reasonably requested by either of them in connection with preparation of any Tax Return, any audit or other liability for Taxes, and until the seventh (7th) anniversary of the Closing Date, each will retain and provide the other with any records or information which may be relevant to such Tax Return, audit, or examination, proceedings or determination. Such cooperation and assistance shall include making employees available on a mutually convenient basis during normal business hours to provide additional information. The party requesting assistance hereunder shall reimburse the other for reasonable expenses incurred in providing such assistance. Without limiting in any way the foregoing provisions of this Section 9.4(b), the Buyer agrees that it will retain, until the seventh (7th) anniversary of the Closing Date, copies of all Tax Returns, work schedules and other records or information which it possesses and which may be relevant to such Tax Returns of the Company for all Pre-Closing Tax Periods. The Buyer shall not destroy or otherwise dispose of such records without first providing the Seller a reasonable opportunity to review and copy such records at the Seller’s expense. The Buyer and the Seller further agree, upon request, to use any other Person and take any other actions, in each case, as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c)	The Seller shall further provide such cooperation and assistance as may be reasonably requested, and shall use all reasonable efforts to procure the cooperation of other persons, in connection with the application for or other action to establish or preserve any credits, incentives, losses or other attributes with the potential to reduce Taxes, including but not limited to those forms of cooperation and assistance identified in this Section 9.4(b). Subject to Section 9.5, any such credit, incentive, loss or other attribute not identified in the Company’s Tax Return or otherwise in the Company’s Tax books and records, in each case prepared prior to the Closing, shall inure to the benefit of the Company or the Buyer after the Closing, to the extend allowed by applicable law, and shall not serve to reduce any Taxes allocated to the Seller pursuant to Section 9.2 hereof.
9.5	Tax Refunds. Any refunds of Taxes or credits against Taxes due attributable to Pre-Closing Tax Periods of the Company (including any refunds or credits arising by reason of amended Tax Returns filed after the Closing), plus any interest received with respect thereto from the applicable Taxing Authority, shall be for the account of the Seller and shall be paid by the Buyer to the Seller within 10 days after the receipt of such refund or after the relevant Tax Return is filed in which the credit is applied against any Taxes of the Company, the Buyer or any of their Affiliates. The Buyer shall file for, or cause to be filed for, and use its reasonable best efforts to obtain the receipt of, any refund or credit to which the Seller could be entitled under this Section 9.5.

9.6	Transfer Taxes. The Buyer and the Seller shall each be liable for 50 percent of all sales, use, intangible, recordation, documentary stamp, transfer or similar Taxes applicable to or arising from the transactions contemplated by this Agreement. All necessary Tax Returns with respect to such Taxes shall be filed by the party responsible for the filing of any such Tax Returns under applicable law.

9.7	Post-Closing Actions. Following the Closing, the Buyer, the Company and their Affiliates shall not take any action that could increase the amount of Taxes for which the Seller has an indemnification obligation pursuant to Sections 9.1(a) or 9.1(b) without the Seller’s prior written consent. Neither the Buyer nor any of its Affiliates shall make any election under Section 338 of the Code with respect to the transactions contemplated by this Agreement. The Seller’s indemnification obligation pursuant to Sections 9.1(a) or 9.1(b) shall not apply to the extent that the Buyer, the Company or any of their Affiliates takes any action prohibited by this Section 9.7.

9.8	Post-Closing Transactions Not in the Ordinary Course. The Buyer and the Seller agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Buyer’s purchase of the Company’s stock on the Buyer’s federal income Tax Return to the extent permitted by Treasury Regulation §1.1502-76(b)(1)(ii)(B).

9.9	Post-Closing Elections. Following the Closing, at the Seller’s request, the Buyer shall make or shall cause the Company to make or join with the Seller in making any Tax election if the making of such election could not reasonably be expected to have a material adverse impact on the Buyer (or the Company or any of its Subsidiaries); provided that Seller and Parent shall reimburse Buyer and its Affiliates for any increase in Tax caused by such election.

9.10	Coordination. For the avoidance of doubt, no indemnity shall be payable to the Buyer with respect to any claim under Section 8.2 for Losses in respect of any Taxes, which shall instead be governed by Sections 9.1(a) and 9.1(b). The indemnification obligations set forth in Section 9.1 shall be governed by the provisions of this Article IX and shall not be subject to any of the provisions of Article VIII, other than Sections 8.5, 8.7, 8.8, and 8.9.
ARTICLE X
TERMINATION
10.1	Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)	By the written agreement of the Buyer and the Seller; or

(b)	By the Seller, on the one hand, or the Buyer, on the other hand, by written notice to the other party before 5:00 p.m. New York City time on February 5, 2010 (the “Outside Closing Date”), if the transactions contemplated hereby shall not have been consummated pursuant hereto, unless such date is extended by the mutual written consent of the Seller and the Buyer, provided that such termination right shall not be available to the party whose failure to fulfill or cause to be fulfilled any obligation under this Agreement has been the primary cause of the failure of the transactions contemplated hereby to occur prior to such date; or

(c)	By the Buyer or the Seller if the board of directors of Vale S.A. shall have not approved the transactions contemplated by this Agreement.
10.2	Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 10.1, this Agreement shall become void and have no effect, except as provided in Section 6.6 regarding publicity, Section 11.1 regarding expenses, the Confidentiality Agreement, and this Section 10.2. Nothing in this Section 10.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by the other party or parties of its or their obligations under this Agreement pursuant to Section 11.7(b). If the transactions contemplated by this Agreement are terminated as provided herein:
(i)	the Buyer shall return to the Seller all documents and other materials received from the Seller, its Affiliates or its agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the execution hereof;

(ii)	all confidential information received by the Buyer with respect to the Seller and its Affiliates shall be treated in accordance with the Confidentiality Agreement which shall remain in full force and effect notwithstanding the termination of this Agreement; and

(iii)	if the termination occurs pursuant to Section 10.1(c), the Seller shall pay all Transaction Expenses of the Buyer promptly upon receipt of an invoice setting forth such Transaction Expenses in reasonable detail.
ARTICLE XI
GENERAL PROVISIONS
11.1	Expenses. Except as otherwise specifically provided for in this Agreement, the Seller, on the one hand, and the Buyer, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith (“Transaction Expenses”), whether or not the transactions contemplated hereby shall be consummated.

11.2	Further Actions; Transition. Each party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to consummate or implement the transactions contemplated hereby. In furtherance of the foregoing, the Seller shall, at the Buyer’s written request and on a cost-reimbursable basis, use good faith efforts to provide assistance to the Buyer with (x) transition planning prior to Closing and (y) transition services with respect to information technology matters after the Closing, provided that the Buyer (i) acknowledges that such transition services shall be provided for a period not to exceed 45 days after the Closing and shall be limited to those services that the Seller or any of its Affiliates currently provides to the Company, and (ii) hereby agrees to waive any claims for Losses incurred with respect to the performance of any such transition services, other than in the case of gross negligence or willful misconduct.

11.3	Post-Closing Access. In connection with any matter relating to any period prior to, or any period ending on, the Closing, the Buyer shall, upon the request of the Seller, permit the Seller and its representatives full access at all reasonable times to the books and records of the Company, including historic email records held by the Seller as of the Closing Date, that shall have been transferred to the Buyer, and the Buyer shall execute (and shall cause the Company to execute) such documents as the Seller may reasonably request to enable the Seller to file any required reports or Tax Returns relating to the Company. The Buyer shall not dispose of such books and records during the seven-year period beginning on the Closing Date without the Seller’s prior written consent, which shall not be unreasonably withheld. Following the expiration of such seven-year period, the Buyer may dispose of such books and records at any time upon giving 60 days’ prior written notice to the Seller, unless the Seller agrees to take possession of such books and records within 60 days at no expense to the Buyer.

11.4	Certain Limitations. It is the explicit intent and understanding of each of the Parties that no Party nor any of its Affiliates, representatives or agents is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Articles III, IV and V and no Party is relying on any statement, representation or warranty, oral or written, express or implied, made by another party or such other Party’s Affiliates, representatives or agents, except for the representations and warranties set forth in such articles. EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE PARTIES EXPRESSLY DISCLAIM ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OF THE COMPANY AND, EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, IT IS UNDERSTOOD THAT THE BUYER TAKES THE ASSETS OF THE COMPANY “AS IS” AND “WHERE IS.” The Parties agree that this is an arm’s length transaction in which the Parties’ undertakings and obligations are limited to the performance of their obligations under this Agreement. The Buyer acknowledges that it is a sophisticated investor, that it has undertaken a full investigation of the Company, that it has only a contractual relationship with the Seller, based solely on the terms of this Agreement, and that there is no special relationship of trust or reliance between the Buyer and the Seller.

11.5	Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by fax, as follows:
(i)	if to the Seller,
Vale Inco Americas Inc.
c/o Vale Inco Limited
200 Bay Street
Royal Bank Plaza
Suite 1600, South Tower
Toronto, Ontario
Canada M5J 2K2
Fax: (416) 361-7781
Telephone: (416) 361-7922
Attention: Carl DeLuca, Deputy General Counsel
with a copy to:
Osler, Hoskin & Harcourt LLP
620 Eighth Avenue
New York, New York 10018
Fax: (212) 991-5802
Telephone: (212) 991-2518
Attention: Marc A. Kushner, Esq.
(ii)	if to the Buyer,
Horsehead Holding Corp.
4955 Steubenville Pike
Suite 405
Pittsburgh PA 15205
Fax: (412) 788-1812
Telephone: (724) 773-2212
Attention: Ali Alavi, Esq., Vice President — Corporate Administration,
General Counsel and Secretary

with a copy to:
Buchanan Ingersoll & Rooney P.C.
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
Fax: (412) 562-1041
Telephone: (412) 562-5274
Attention: Ryan T. Purpura, Esq.
or, in each case, at such other address as may be specified in writing to the other parties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery, on the day after such delivery, (x) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered or (z) if by fax, on the next day following the day on which such fax was sent, provided that a copy is also sent by certified or registered mail.

11.6	Assignment; Successors. This Agreement shall not be assignable by any Party hereto without the prior written consent of all of the other Parties and any attempt to assign this Agreement without such consent shall be void and of no effect. This Agreement shall inure to the benefit of, and be binding on and enforceable against, the successors and permitted assigns of the respective Parties hereto.

11.7	Amendment; Waivers, etc.
(a)	No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

(b)	The Parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties hereto acknowledge and hereby agree that prior to or at the Closing in the event of any breach or threatened breach by the Seller, on the one hand, or the Buyer on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Seller, on the one hand, and the Buyer, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, and this right shall include the right of the Seller or the Buyer to cause the transactions contemplated herein, including without limitation the sale and purchase of the Shares, to be consummated. Each of the Buyer and the Seller agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Buyer, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Buyer under this Agreement. The Parties hereto further agree that by seeking the remedies provided for in this Section 11.7(b), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.7(b) are not available or otherwise are not granted.
11.8	Entire Agreement. This Agreement (including the Schedules referred to herein or delivered hereunder) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

11.9	Knowledge; Interpretation. For the purposes of the representations and warranties of the Seller contained in Articles III or IV, the knowledge of the Seller shall be deemed to consist solely of the actual knowledge of those individuals listed in Schedule 11.9. The disclosure of any matter in the Schedules hereto shall be deemed to be a disclosure for all purposes of this Agreement to which such matter could reasonably be likely to be pertinent, but shall expressly not be deemed to constitute an admission by the Seller, the Company or the Buyer, or to otherwise imply, that any such matter is material for purposes of this Agreement.

11.10	Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

11.11	Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

11.12	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

11.13	No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

11.14	Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

11.15	Consent to Jurisdiction, etc.
(a)	Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court or Federal court of the United States of America sitting in the City of Wilmington, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)	Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any such Delaware State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)	Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for in Section 11.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.
11.16	Waiver of Punitive and Other Damages and Jury Trial.
(a)	THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE, EXEMPLARY, LOST PROFITS,

CONSEQUENTIAL, NATURAL RESOURCES OR SIMILAR DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, PROVIDED THAT NOTHING IN THIS AGREEMENT SHALL PREVENT SELLER FROM PURSUING CLAIMS FOR DAMAGES BASED ON LOSS OF THE ECONOMIC BENEFITS OF THE TRANSACTION.

(b)	EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c)	EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.16.
11.17	Parent Guarantee. The Parent unconditionally guarantees to the Buyer the full and complete performance by the Seller of the Seller’s obligations under this Agreement and shall be liable to the same extent as the Seller for any breach by the Seller of any such obligation. This guarantee is intended to be primary, and therefore the Parent hereby waives diligence, presentment, demand of performance, filing of any claim, protest, or notice in connection with the performance of its obligations set forth in this paragraph.
[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

HORSEHEAD HOLDING CORP.
By:	/s/ James M. Hensler
	Name:	James M. Hensler
	Title:	President & Chief Executive Officer

VALE INCO AMERICAS INC.
By:	/s/ Paul Houston
	Name:	Paul Houston
	Title:	President

Solely for the purposes of Section 11.17, VALE INCO LIMITED
By:	/s/ Tito Martins
	Name:	Tito Martins
	Title:	President & Chief Executive Officer

Signature Page — Stock Purchase Agreement

EXHIBIT A
SAMPLE CALCULATION OF CLOSING NET WORKING CAPITAL
The calculation below is a sample that is based on the September 30, 2009 unaudited balance sheet of the Company, which was used to calculate the Base Net Working Capital. The calculation is provided only as an example, and reflects the line items that will be included on the Closing Balance Sheet.
All amounts in thousands of dollars

CURRENT ASSETS

Cash	409
Accounts Receivable	8,848
Accounts Receivable Allowance	(46)
Income Tax Receivable	141
Inventories — RM, WIP, FG	3,751
Inventories — Supplies	3,292
Prepaid Expenses	830
Current Deferred Income Tax	286

Total Current Assets	17,511
Less: Cash in Connection with Related Party Payable	(266)
Less: Income Tax Receivable	(141)
Less: Current Deferred Income Tax	(286)

Closing Current Assets	16,818

CURRENT LIABILITIES

Trade Accounts Payable	3,761
Accrued Payroll and Employee Benefits	321
Deferred Revenue	3,258
Accrued Liabilities in Respect of Derivative Instruments	4
Other Accrued Liabilities	328
Related Party Payable	266

Total Current Liabilities	7,938
Less: Related Party Payable	(266)

Closing Current Liabilities	7,672

CLOSING NET WORKING CAPITAL	9,146

-Exhibit A-

EXHIBIT B
SUPPLY AGREEMENT TERM SHEET

Seller	Vale Inco Limited (“Vale Inco”)

Buyer	The International Metals Reclamation Company, Inc. (“Inmetco”)
Term	Three years (1 January 2010 to 31 December 2012)
Product Description	Various forms of nickel-containing materials from Vale Inco’s nickel refineries in Sudbury, Ontario and Clydach, Wales, including cleanings and off-spec nickel powders
Annual Volume	As available
Delivery Basis	Delivered to Inmetco CIF (Incoterms 2000)
Packaging/size	1 MT bags, 250kg Drums or as available
Price	For product having ≥98.00% nickel content, 80% of the monthly cash average of the nickel settlement price for the second full month after shipment	For product having <98.00% nickel content, 70% of the monthly cash average of the nickel settlement price for the second full month after shipment
Metals Reference Price	LME Cash Price, as published in the Metal Bulletin
Quotational Period	Average of the month prior to delivery
Sampling	To be determined
Method/Frequency
Number of Samples and	4 Samples:
Distribution	1 for Buyer; 1 for Seller; 1 for Umpire; 1 for Reserve
Metal Accountabilities	100% of nickel content
Payment	Within 30 days of receipt
Late Payment Interest	Libor +3% until payment
Special Terms	For Product having ≥98.00% nickel content, Seller shall have the right to first determine if it can obtain a higher price from a third party (i.e., greater than 80% of the monthly average of the nickel settlement price) before selling such Product to Buyer hereunder.
Entire Agreement	Current “purchase orders” between Inmetco and Vale Inco shall be cancelled and superseded by this Agreement.
Governing Law	Ontario law, with any disputes to be resolved in Ontario courts

-Exhibit B-